Exhibit 99.2

Canadian Satellite Radio Holdings Inc.

Consolidated Financial Statements
May 31, 2010

Canadian Satellite Radio Holdings Inc.
Interim Consolidated Balance Sheets
(unaudited)

	May 31, 2010 $	August 31, 2009 $ (Restated Note 2)
Assets

Current assets
Cash and cash equivalents	5,534,753	11,386,000
Restricted investment - letter of credit (note 6)	4,000,000	4,000,000
Accounts receivable	2,199,563	4,261,475
Prepaid expenses and other assets	2,194,859	762,343

	13,929,175	20,409,818

Long-term prepaid expenses	925,625	872,175

Property and equipment	10,590,918	13,157,191

Contract rights, distribution rights and computer software (note 4)	174,354,048	188,783,630

Total assets	199,799,766	223,222,814

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (note 8)	22,221,882	23,148,480
Interest payable	3,671,978	781,384
Deferred revenue	26,192,991	25,033,620

	52,086,851	48,963,484

Long-term debt (note 5)	113,426,191	115,521,699

Deferred revenue	6,291,131	3,678,004

Other long-term liabilities (note 13)	11,400,322	10,961,279

Total liabilities	183,204,495	179,124,466

Shareholders’ Equity
Share capital (note 9)	333,703,991	333,097,627
Contributed surplus (note 9)	29,070,911	26,251,307
Deficit	(346,179,631)	(315,250,586)

Total shareholders’ equity	16,595,271	44,098,348

Total liabilities and shareholders’ equity	199,799,766	223,222,814

Contracts, contingencies and commitments (note 12) Basis of presentation and material uncertainties (note 3)

Canadian Satellite Radio Holdings Inc.
Interim Consolidated Statements of Operations and Deficit
(unaudited)

	Three Months Ended May 31		Nine Months Ended May 31
	2010 $	2009 $ (Restated Note 2)	2010 $	2009 $ (Restated Note 2)

Revenue	14,145,182	13,475,774	41,749,355	38,712,279

Operating expenses
Cost of revenue	8,794,365	7,417,628	23,782,173	22,528,036
Reversal of CRTC part II license fee (note 12)	-	-	(1,186,832)	-
General and administrative	4,050,605	3,690,657	13,655,443	11,933,978
Modification of service provider contract	-	-	-	(1,792,256)
Stock-based compensation (note 9)	547,308	597,354	1,862,910	1,898,442
Marketing	4,515,297	5,616,024	12,710,432	17,609,576
Amortization of intangible assets and property and equipment	6,189,262	6,157,326	18,558,586	18,376,335

	24,096,837	23,478,989	69,382,712	70,554,111

Loss before the undernoted	(9,951,655)	(10,003,215)	(27,633,357)	(31,841,832)

Interest revenue	4,522	40,827	40,442	371,485

Interest expenses (note 5)	(6,151,330)	(5,105,009)	(14,839,470)	(15,441,841)

Gain on debt repurchase (note 5)	-	22,800,192	7,076,232	22,800,192

Foreign exchange gains (losses)	1,002,988	16,381,537	4,427,108	(4,484,847)

Net income (loss) for the period	(15,095,475)	24,114,332	(30,929,045)	(28,596,843)

Deficit - Beginning of period	(331,084,156)	(324,913,561)	(315,250,586)	(272,202,386)

Deficit - End of period	(346,179,631)	(300,799,229)	(346,179,631)	(300,799,229)

Basic income (loss) per share (note 10)	(0.29)	0.49	(0.61)	(0.59)
Fully diluted income (loss) per share (note 10)	(0.29)	0.48	(0.61)	(0.59)

Canadian Satellite Radio Holdings Inc.
Interim Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended May 31		Nine Months Ended May 31
	2010 $	2009 $ (Restated Note 2)	2010 $	2009 $ (Restated Note 2)
Cash provided by (used in)

Operating activities
Net income (loss) for the period	(15,095,475)	24,114,332	(30,929,045)	(28,596,843)
Add (deduct): Non-cash items
Costs paid by parent company	68,974	62,705	202,090	183,719
Stock-based compensation expense	547,308	597,354	1,862,910	1,898,442
Amortization of intangible assets	5,474,023	5,384,964	16,368,955	16,057,525
Amortization of property and equipment	715,240	772,362	2,189,633	2,318,810
Accrued interest debt	2,789,622	2,883,045	2,890,594	3,030,908
Accrued interest receivable	-	-	-	(144,753)
Interest accretion expense	1,972,022	185,671	3,015,783	599,945
Gain on debt repurchase (note 5)	-	(22,800,192)	(7,076,232)	(22,800,192)
Unrealized foreign exchange losses(gains)	(620,025)	(14,817,110)	(3,845,746)	4,806,090
Loss (gain) on disposal of property and equipment	291,310	(84)	383,672	88,530
Net change in non-cash working capital related to operations (note 11)	5,780,276	2,217,517	12,419,155	13,044,887

Net cash provided by (used in) operating activities	1,923,275	(1,399,436)	(2,518,231)	(9,512,932)

Investing activities
Sale of short-term investments and restricted investments	-	11,785,684	-	31,762,842
Purchase of short-term investments and restricted investments	-	(8,814,031)	-	(29,304,991)
Release of restricted investments	-	-	-	8,110,913
Purchase of property and equipment	(3,348)	(53,260)	(180,094)	(100,860)
Proceeds on sale of property and equipment	-	1,599	-	1,599
Payment for intangible assets	(525,412)	(557,999)	(1,926,253)	(1,702,339)

Net cash provided by (used in) investing activities	(528,760)	2,361,993	(2,106,347)	8,767,164

Financing activities
Repurchase of long-term debt (note 5)	-	(2,171,619)	(1,157,963)	(2,171,619)

Net cash used in financing activities	-	(2,171,619)	(1,157,963)	(2,171,619)

Foreign exchange gain(loss) on cash held in foreign currency	(12,007)	(199,208)	(68,706)	32,760

Change in cash and cash equivalents during the period	1,382,508	(1,408,270)	(5,851,247)	(2,884,627)

Cash and cash equivalents - Beginning of period	4,152,245	4,868,436	11,386,000	6,344,793

Cash and cash equivalents - End of period	5,534,753	3,460,166	5,534,753	3,460,166

Supplemental cash flow disclosures
Utilization of XM credit facility (note 5)	2,722,060	2,147,394	7,817,151	6,035,366
Issuance of promissory notes (note 5)	-	944,083	1,192,935	944,083

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

1	Basis of accounting

The accompanying interim consolidated financial statements of Canadian Satellite Radio Holdings Inc. (the Company or CSR) have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements of the Company. The accompanying financial information reflects all adjustments, consisting primarily of normally recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three-month and nine-month period ended May 31, 2010 are not necessarily indicative of the results that may be expected for the fiscal year ending August 31, 2010. These interim consolidated financial statements follow the same accounting principles and methods of application as the consolidated financial statements for the year ended August 31, 2009, except as described below.

2	Summary of significant accounting policies

Accounting changes

In February 2008, the CICA - issued Handbook Section 3064 “Goodwill and Intangible Assets”, which replaces the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” This pronouncement introduces changes to the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets."  The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

The standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and was adopted by the Company effective September 1, 2009 on a retroactive basis with restatement of prior periods.

The adoption of Section 3064 resulted in the following changes in assets and liabilities due to XM activation fees that had previously been recorded as deferred costs, revenue share payments being expensed that were previously recorded and the recognition of the NHL brand:

Change due to implementation of Section 3064	August 31, 2009	August 31, 2008
Prepaid expenses and other assets	($1.0 million)	($1.2 million)
Long-term prepaid expenses	($0.2 million)	($1.4 million)
Intangible assets	($0.3 million)	$7.5 million
Current liabilities	$0.9 million
Long term obligations	($0.9 million)	$6.6 million
Deficit	$1.5 million	$1.7 million

(1)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

The adoption of Section 3064 resulted in the following changes in statement of operations and deficit:

Change due to implementation of Section 3064	Three months ending May 31, 2009	Nine months ending May 31, 2009	Year ending August 31, 2009
Cost of revenue	($0.4 million)	($1.4 million)	$0.2 million
Amortization	$0.6 million	$1.7 million	$0.7 million
Interest expense	$0.2 million	$0.5 million	$0.6 million
Net Loss	($0.3 million)	($0.7 million)	($1.5 million)
Basic and fully diluted loss per share	($0.01)	($0.02)	($0.02)

On January 20, 2009, the CICA Emerging Issues Committee of the Canadian Accounting Standards Board (“AcSB”) issued EIC Abstract 173, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken intoaccount in determining the fair value of financial assets and liabilities, including derivative instruments. The new standard is effective for the Company beginning January 1, 2009 and is required to be applied retrospectively, without restatement of prior years to all financial assets and financial liabilities measured at fair value. The adoption of this standard did not have a significant impact on the Company’s results of operations, financial position or disclosures.

Future accounting pronouncements

In December of 2009, the CICA Emerging Issues Committee issued Abstract 175, “Multiple Deliverable Revenue Arrangements”. The Abstract requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. The new requirements are effective for fiscal years beginning on or after January 1, 2011 with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

(2)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

In April 2009, the CICA amended Section 3855, “Financial Instruments - Recognition and Measurement” (“Section 3855”), adding and amending paragraphs regarding the application of the effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

In October of 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on September 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company does not expect CICA 1582 to have a material impact on its financial statements.

3	Basis of Presentation and Material Uncertainties

These interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities in the normal course of operations.

The Company has expended and will continue to expend funds for marketing to grow the business, maintain its terrestrial repeater network, programming and distribution contracts, royalty fees and the maintenance of its broadcast and office facilities. The Company’s losses for the three months and nine months ended May 31, 2010 have not been reduced compared to the losses for the three months and nine months ended May 31, 2009. The major contributing factors to the three month results ended May 31, 2010 compared to the three month results ended May 31, 2009 was a one-time gain on the repurchase of the senior notes of $22.8 million in the three months ended May 31, 2009 and a change in foreign exchange gain (loss) of ($15.4) million. The major contributing factors to the nine month results ended May 31, 2010 compared to the nine month results ended May 31, 2009 was a change in the one-time gain on the repurchase of the senior notes of ($15.7) million and a change in foreign exchange gain (loss) of $8.9 million. The Company has an accumulated deficit of $346 million as at May 31, 2010. During the three and nine months ended May 31, 2010, the Company provided (used) cash for operating activities of $1.9 million and ($2.5 million) respectively compared to cash used of ($1.4 million) and ($9.5 million) for the three months and nine months ended May 31, 2009. As at May 31, 2010, the Company’s current financial liabilities to be settled in unrestricted cash or financial assets are $25.2 million (August 31, 2009 - $23.3 million) and the current unrestricted financial assets are $7.7 million (August 31, 2009 - $15.7 million).The Company expects cash flows from operating activities to continue to be negative as the Company incurs expenses to maintain and grow its subscriber base (note 6). Also, the prevailing economic conditions may affect the Company’s ability to continue to generate significant revenue growth or maintain current levels of revenue as the automobile industry is currently experiencing stagnant or declining sales. In addition, some of the Company’s customers may choose not to renew their subscriptions. While some of the Company’s costs are variable based on the revenue generated, a significant portion of the costs, including interest costs, are fixed and some cannot be reduced quickly. Certain of the Company’s costs are denominated in U.S. Dollars which results in a cash flow risk as the amount of Canadian dollars required to settle such liabilities will fluctuate as foreign exchange rates change (note 7). Some of these factors are beyond the Company’s control and may impact the future cash flows from operating activities. The credit markets also continue to be constrained, raising concern about available funding for a number of companies including CSR. These material uncertainties related to conditions affecting the Company may cast significant doubt upon the ability of the Company to continue as a going concern.

(3)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

The Company’s projections for the next 15 months reflect continuing use of cash and reflect the following arrangements and key assumptions as at May 31, 2010:

•
Revenue and deferred revenue. The Company has experienced a net increase in the number of paying subscribers during the quarter and has projected a net increase in subscribers for the projection period.  During the quarter the Company has actively marketed longer term arrangements with its subscribers and this, along with the increase in paying subscribers, has contributed to the increase in deferred revenue of $0.3 million (2009 - $0.0 million) for the three months ended May 31, 2010 and an increase of $3.7 million (2009 - $2.8 million) for the nine months ended May 31, 2010. The Company expects to continue to actively promote and obtain prepaid subscription arrangements with its customers which provide the customers with a discounted fee. While these arrangements increase the cash inflow from customers when they are entered into, the Company will not realize further future cash flows from such customers until a renewal period that may be one to five years in the future. These arrangements are cancellable by the customer which may require the Company to refund a significant portion of the prepaid fees.  In addition, management’s projection includes an estimated increase in the monthly fee charged to customers and assumptions related to cash outflows related to royalties and commissions on these fees.

•
Reduction of operating costs.  The Company continues to seek opportunities to reduce its operating costs.  A significant portion of costs are fixed; however, the Company incurs significant marketing costs which are discretionary. While the Company continues with active marketing of its services, the Company’s plans include a reduction in these costs. While the Company does not expect these reductions in costs to substantially affect subscriber levels, this expected outcome is not assured.

•
Deferral of payment of operating expenses. The Company has previously entered into deferred payment terms for payments related to the NHL programming and the services provided by Accenture.  The table in note 6 reflects the contractual cash flows related to these arrangements. The deferrals resulted in the recognition of additional financial liabilities which at May 31, 2010 are approximately $4.7 million (2009 - $2.7 million).

(4)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

•
Utilizing the XM credit facility.  The Company has access to a $45 million credit facility from XM (note 5) that can be used only to finance the purchase of terrestrial repeater equipment from XM, to pay license fees to XM and to pay interest due on the drawn facility. At May 31, 2010, the Company had utilized a total of $23.9 million of the facility and $21.1 million was available for future use. The Company has used these draws on the facility to pay all of the license fees due to XM in the amount of $5.8 million (2009 - $5.2 million) for the nine months ended May 31, 2010 and to pay the interest due on the facility in the amount of $2.0 million (2009 -$0.9 million) for the nine months ended May 31, 2010. The Company expects to fully use the facility to pay all future license fees and interest payments due to XM until the facility is fully utilized. Management expects to fully utilize the facility by the end of fiscal 2011. The facility requires an annual financial covenant to be met prior to further drawings under the facility. The annual financial covenant was met at August 31, 2009 which provides for draws throughout fiscal 2010.

•
Settlement of interest payments through the issuance of shares. Holders of the convertible debt (note 5) are permitted to elect settlement of their interest payments in shares of the Company.  One of the significant holders has previously elected to settle their interest payment in shares of the Company. The amount of interest settled in common shares during the three months ended May 31, 2010 was nil (2009 - nil)  and for the nine months ended May 31, 2010 was $0.3 million (2009 - $0.4 million). The Company anticipates that the holder will continue to exercise this election; however, there is no assurance that this will occur.

The Company has had opportunities to reduce its long-term debt and related interest payments by repurchasing a portion of its senior notes in exchange for cash and new notes at much lower interest rates.  During the quarter ended November 30, 2009, the Company used $1.1 million of cash to repurchase such debt (note 5) and in the third quarter of fiscal 2009, an additional $2.2 million had been used to repurchase more of these senior notes (note 5). These repurchases of senior notes may result in cash flows of principal and interest of the senior notes to be paid significantly earlier. The Company may consider similar transactions if the opportunity arises, which may have a similar impact on the timing and amount of cash flows.

At this time, the Company is unable to predict how current financial market conditions may affect its financial results and cash flows from operations. The prevailing financial market conditions may affect the Company’s ability to continue to generate significant revenue growth in its OEM business should Canadian demand for automobiles equipped with the XM receiver decline in a significant manner or if customer churn rates increase due to economic conditions on the Company’s customers.

The Company’s operations depend on XM’s programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficiency. As a result of this dependency, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, the Company’s business may suffer as well.

Management continues to implement plans to increase cash flows from subscriptions, manage its costs and defer payments of certain of its financial liabilities as noted above. While these activities may be significant, there is no assurance that some or all of these initiatives would be successful. It is possible that the Company will not achieve the cash flows projected by management and management will have to consider other alternatives such as issuing equity.

(5)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

These financial statements do not reflect any adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company is not able to continue its operations for the foreseeable future and realize its assets and settle its liabilities in the normal course of operations.  Such adjustments could be material.

4	Contract rights, distribution rights and computer software

The adoption of Section 3064 (note 2) required an increase in the intangible assets as at September 2008 and the restated amounts are included below. XM rights include XM distribution rights and XM activation fees.

Contract rights, distribution rights and computer software consist of the following:

	May 31, 2010
	Cost $	Accumulated amortization $	Net $

XM rights	$184,204,366	$56,870,655	$127,333,711
GMCL distribution rights	53,172,000	18,405,692	34,766,308
Honda distribution rights	9,827,325	5,118,400	4,708,925
Nissan distribution rights	4,913,663	2,047,350	2,866,313
NHL Brand	7,014,287	3,331,785	3,682,502
Computer software	7,902,272	6,905,983	996,289

	267,033,913	92,679,865	174,354,048

	August 31, 2009 Restated
	Cost $	Accumulated amortization $	Net $

XM rights	$183,769,995	$47,923,604	$135,846,391
GMCL distribution rights	53,172,000	15,338,077	37,833,923
Honda distribution rights	9,827,325	4,197,088	5,630,237
Nissan distribution rights	4,913,663	1,678,827	3,234,836
NHL Brand	7,014,287	2,805,715	4,208,572
Computer software	7,755,152	5,725,481	2,029,671

	266,452,422	77,668,792	188,783,630

(6)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

5	Long-term debt

	May 31, 2010	August 31, 2009

Senior notes	$73,061,736	$84,596,823
Convertible notes	16,724,706	16,140,557
XM credit facility	21,371,870	13,859,250
Subordinated promissory notes	1,010,699	925,069
Subordinated promissory notes II	1,257,180	-

	113,426,191	115,521,699

Senior Notes

As at May 31, 2010, the principal amount outstanding of the 12.75% senior notes due in 2014 is $72.8 million (US$69.8 million) (August 31, 2009 - $86.3 million; US$78.8 million). Interest payments on the notes are due semi-annually, on February 15 and August 15. The notes are redeemable at the option of the Company on or after February 15, 2010.  The notes include an embedded derivative. The interest expense for the three and nine months ended May 31, 2010 was $2,279,004 and $7,058,914 respectively (2009 - $3,386,086 and $11,059,993).

The indenture governing the senior notes required the Company to establish an interest reserve account to cover the first six interest payments due under the notes.  There is no longer an interest reserve account as all six interest payments were completed at February 15, 2009. The indenture also contains certain provisions that restrict or limit the Company’s ability to, among other things, incur more debt, pay dividends, redeem shares or make other distributions, enter into transactions with affiliates, transfer or sell assets.

During the quarter ended November 30, 2009, the Company completed the repurchase of US$9.0 million of the face value of the senior notes, which had a carrying value of US$8.8 million. In exchange for these senior notes, the Company paid US$1.1 million in cash and issued unsecured subordinated promissory notes II with a face value of US$2.1 million and a fair value of US$1.1 million.

During the year ended August 31, 2009, the Company completed the repurchase of US$21.2 million of the face value of the senior notes, which had a carrying value of US$20.8 million. In exchange for these senior notes, the Company paid US$1.7 million in cash and issued unsecured subordinated promissory notes with a face value of US$2.8 million and a fair value of US$0.8 million.

As part of the issuance of the above-mentioned senior notes, the Company incurred costs amounting to $5,520,032, which were applied against the notes. During the three and nine months ended May 31, 2010, $1,544,952 and $1,857,798 (2009 - $199,088 and $647,714) respectively of interest accretion expense was included in the consolidated statements of operations. Increased interest accretion for the three months ended May 31, 2010 reflects a revision in the estimated timing of expected cash outflows using the original effective interest rate related to the senior notes.

(7)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

Convertible notes

On September 12, 2007, the Company issued $20 million aggregate principal amount of 8.0% unsecured subordinated convertible notes, due September 12, 2014 (the convertible notes) in a private placement. Interest payments on the convertible notes are due semi-annually, on June 30 and December 31, commencing on December 31, 2007. $4.0 million of the convertible notes were issued to XM Satellite Radio Holdings Inc (XM) and $6.0 million were issued to shareholders of CSRI, including John I. Bitove, the Executive Chairman of the Company. CSRI is the controlling shareholder of the Company. The debenture holders may elect to receive interest payments in the form of Class A Subordinate Voting Shares of the Company based on the market price of the Class A Subordinate Voting Shares at the time of the payment.

The convertible notes are convertible at the option of the debenture holders at any time at a conversion price of $5.92 per share. The notes are redeemable at the option of the Company on or after September 12, 2010. The Company may elect to pay the amount due on the maturity of the debentures in Class A Subordinate Voting Shares, provided that the market price of the Class A Subordinate Voting Shares exceeds $3.00.  If the market price of the Class A Subordinate Voting Shares does not exceed $3.00, there is no option to pay the amount in Class A Subordinate Voting Shares. The number of shares to be issued would be determined based on dividing the principal amounts of the debentures due by 95% of the market price of the Class A Subordinate Voting Shares on the maturity date.

This financial instrument contains both a liability and an equity element. The Company determined the fair value of the liability, the most easily measurable component, to be $14,806,520 and assigned the residual amount of $5,193,480 to the equity component as required under the CICA Handbook Section 3863, “Financial Instruments - Presentation” (CICA 3863). As part of the issuance of the convertible notes, costs were incurred amounting to $603,555.  These costs are netted against both the liability and equity elements. The liability element is carried at amortized cost using the effective interest rate method. During the three and nine months ended May 31, 2010, $12,584 and $45,975 (2009 - $26,441 and $96,601) respectively of interest accretion expense was included in the consolidated statements of operations. The accrued interest payable balance at May 31, 2010 included $666,661 (2009 - $666,665) for the convertible notes. The effective interest rate based on the liability element is 15%. The interest expense for the three and nine months ended May 31, 2010 was $400,000 and $1,200,000 respectively (2009 - $400,000 and $1,200,000).

XM Credit Facility

In fiscal 2006, XM provided to the Company a $45 million credit facility to be utilized to finance the purchase of terrestrial repeater equipment and to pay license fees. During the three months ended May 31, 2010, the Company utilized $2,722,060 (2009 - $2,147,394) under the facility to pay fees due to XM of $1,925,689 and interest accrued on the outstanding balance of the facility of $796,371. As at May 31, 2010, the principal amount outstanding is $20.0 million and the interest outstanding is $3.9 million. The facility matures on December 31, 2012 and bears an interest rate of 17.75% per year on drawings under the facility made after September 1, 2008 and 9% on drawings under the facility made prior to September 1, 2008.The interest can be satisfied through additional borrowings under the facility. XM has the right to convert the unpaid principal amounts into Class A Subordinate Voting Shares of the Company at the Offering price of $16.00 per share at any time and any unpaid principal amounts are automatically converted upon the occurrence of certain conditions. The amount available under the credit agreement is permanently reduced by the aggregate principal borrowed under the facility prior to its maturity. Availability of remaining amounts of the credit facility is dependent on the Company meeting certain annual covenants. During the year ended August 31, 2008, an amendment to the credit facility was signed which revised the condition to be met prior to drawing on the credit facility and amended the interest rate. As at May 31, 2010, the Company had $21.1 million available under the facility.

(8)

Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

This financial instrument contains both a liability and an equity element. For the quarter ending May 31, 2010, the Company determined the fair value of the liability, the most easily measureable component to be $2,449,252 and assigned the residual amount of $272,808 to the equity component as provided in CICA 3863. The interest expense for the three and nine months ended May 31, 2010 was $796,371 and $2,034,382 respectively (2009 - $379,084 and $870,471).

Subordinated Promissory Notes

During the year ended August 31, 2009, the Company issued US$2.8 million in unsecured subordinated promissory notes (promissory notes) with a fair value of US$0.8 million as part of the Company’s repurchase of US$21.2 million of senior notes. The promissory notes have a maturity date of February 15, 2016 and shall bear interest for semi-annual payments on February 15th and August 15th of each year. The interest rate for all interest paid on or prior to August 15th, 2011 is 1.5% and thereafter, the interest rate is 12.0%. The promissory notes are not redeemable until February 15th, 2015, at which time the Company may redeem the promissory notes at its option. The effective interest rate on the promissory notes is 31.0%. The interest expense for the three and nine months ended May 31, 2010 was $81,166 and $235,072 respectively (2009 - $35,811 and $35,811).

Subordinated Promissory Notes II

On September 14, 2009, the Company issued US$2.1 million in unsecured subordinated promissory notes (promissory notes II) with a fair value of US$1.1 million as part of the Company’s repurchase of US$9.0 million of senior notes. The promissory notes have a maturity date of September 14, 2014 and bear interest at a rate of 18% compounded annually and is payable on the maturity date. The promissory notes are not redeemable until September 14, 2010, at which time the Company may redeem the promissory notes II at its option. The effective interest rate on the promissory notes is 29.0%. The interest expense for the three and nine months ended May 31, 2010 was $99,063 and $266,859 respectively (2009 - $0 and $0).

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

6	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to significant liquidity risk as it continues to have net cash outflows to support its operations and interest payments on its long-term debt. The Company’s objective is to manage cash and short-term investments, collections of accounts receivable and the availability of funding for certain payments through a committed credit facility while maintaining operations and settling liabilities. The Company monitors its liquidity risk by forecasting its future cash flows over a 15 month horizon, updated on a quarterly basis. The Company has been managing this risk by taking a number of actions as described in note 3.

The Company’s projections of future cash flows are prepared using assumptions that reflect management’s planned courses of action and reflect management’s best estimate of future economic conditions. The key assumptions used in management’s models include the number of estimated new subscribers which reflects estimated growth in automobile sales and extent of penetration in the market; the number of customers expected to cancel existing subscriptions; the volume of multi-year advance subscriptions estimated to be entered into; estimated price increases; amounts of royalties and commissions and reduction of discretionary costs. Since these projections are based on assumptions about future events, actual cash flows will vary from the Company’s projections and such variations may be material.

At May 31, 2010, the Company has a cash balance of $5,534,753 (August 31, 2009 - $11,386,000), accounts receivable of $2,199,563 (August 31, 2009 - $4,261,475) and restricted investment - letter of credit of $4,000,000 (August 31, 2009 - $4,000,000). The restricted investment supports a letter of credit provided to the Company’s credit card processor and is not available to the Company while it continues to use the credit card processor. The Company provided cash of $1,923,275 from and used cash of $2,518,231 in its operating activities for the three and nine months ended May 31, 2010 respectively (2009 - used cash of $1,399,436 and $9,512,932). The Company continued to use cash of $528,760 and $2,106,347 in its investing activities for the three and nine months ended May 31, 2010 respectively (2009 - provided cash of $2,361,993 and $8,767,164).

The table below summarizes the Company’s financial and accrued liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date.  The amounts disclosed in the table are the contractual undiscounted cash flows (in $000’s):

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

	Total	0 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	4 - 5 Years	More than 5 Years
Accounts payable and accrued liabilities	20,239	15,503	4,155	581	-	-	-
XM accounts payable and accrued liabilities*	1,983	1,983	-	-	-	-	-
Principal on 12.75% Senior Notes*	72,786	-	-	-	-	72,786	-
Interest on 12.75% Senior Notes*	37,137	4,642	-	4,642	18,568	9,285	-
Principal on 8.0% Convertible Notes	20,000	-	-	-	-	20,000	-
Interest on 8.0% Convertible Notes	7,533	800	-	800	3,200	2,733	-
XM Credit Facility	19,990	-	-	-	19,990	-	-
Interest on XM Credit Facility	3,851	-	-	-	3,851	-
Principal on Subordinated Promissory Notes*	2,971	-	-	-	-	-	2,971
Interest on Subordinated Promissory Notes*	1,671	22	-	22	557	713	357
Principal on Subordinated Promissory Notes II*	2,207	-	-	-	-	2,207	-
Interest on Subordinated Promissory Notes II *	2,810	-	-	-	-	2,810	-
Accenture agreement	202	-	-	-	202	-	-
NHL Agreement*	4,653	-	-	-	3,909	744	-
Total	198,033	22,950	4,155	6,045	50,277	111,278	3,328
* Balance denominated in USD, subject to fluctuations in exchange rate

7	Financial instruments

The Company, through its financial assets and liabilities, is exposed to various risks.  The analysis in notes 6 and 7 provides a measurement of these risks:

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holdings of financial instruments.

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

To perform sensitivity analysis, the Company assesses the impact of hypothetical changes in interest rates and foreign currency exchange rates on foreign currency denominated and interest-bearing financial instruments. Information provided by the analysis does not represent the Company’s view of future market changes, nor does it necessarily represent the actual changes in fair value that would occur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant. In reality, changes in one factor may result in change to another, which may magnify or counteract the sensitivities.

Foreign currency risk

The Company is exposed to fluctuations of the Canadian dollar in relation to the US dollar, resulting from the issuance of debt denominated in US dollars, the purchase of US dollar investments, and US dollar-denominated liabilities. The Company does not currently use foreign currency derivatives.

Most of the Company’s revenues and expenses are received or paid in Canadian dollars. Specifically under the XM License Agreement, the Company is not exposed to material foreign currency exchange rate risk as the monthly fees due under this agreement are payable in Canadian dollars. The Company’s only exposure to material foreign currency exchange rate risk is with respect to payments due to XM, under the broadcasting agreement with the NHL and with respect to the payments on the Company’s US dollar-denominated senior and promissory notes amounting to US$10.5 million at May 31, 2010. The total amount of US dollar denominated liabilities is disclosed in note 6. Up to February 2009, the Company’s foreign currency exchange rate risk was reduced because the first six interest payments on the Company’s notes were drawn from the Company’s interest reserve account, which was held in the United States in a US dollar account.

The Company’s exposure relates to material foreign currency exchange rate risk resulting from the issuance of debt denominated in US dollars and the purchase of US dollar investments. The Company is also exposed to certain operating costs denominated in US dollars. Management has chosen to not hedge its foreign currency exchange risk.

Interest rate risk

The Company is not exposed to material interest rate risk from changes in interest rates as the interest payments on the Company’s notes and convertible debentures are fixed payments. Currently, the Company does not use interest rate derivative instruments to manage exposure to interest rate fluctuations.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is exposed to credit risk, primarily in relation to cash and cash equivalents, restricted investments and accounts receivable, all of which are uncollateralized.

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

The carrying amount of these financial assets represents the maximum credit exposure, which at the reporting date was:
	May 31, 2010 $	August 31, 2009 $
Cash and cash equivalents	5,534,753	11,386,000
Restricted investment - letter of credit	4,000,000	4,000,000
Accounts receivable	2,199,563	4,261,475
	11,734,316	19,647,475

The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its cash and cash equivalents with major chartered Canadian banks, placing its investments in lower-risk bank acceptances of these chartered Canadian banks. All of these chartered Canadian banks have a risk rating of B or higher per Moody’s Investors Services Inc.  Due to placement in lower-risk bank acceptances with major chartered Canadian banks, cash and cash equivalents and restricted investments are not exposed to material credit risk.

With respect to accounts receivable, exposure to credit risk varies due to the composition of individual customer balances. Subscription fees are received through either credit card payments or cheque remittances. The majority of subscriber billings are credit card transactions.

For credit card transactions, the Company performs an authorization check at the time of billing. As all receivable amounts relating to credit card transactions have been authorized by the credit card processor, there is limited credit risk associated with these.

For cheque remittances, the Company regularly monitors overdue customer balances to assess credit risk.

The breakdown of the accounts receivable balance at the reporting date was:

	May 31, 2010 $	August 31, 2009 $
Neither past due nor impaired	2,103,064	3,154,271
Past due, not impaired	96,499	1,107,204
	2,199,563	4,261,475

The Company believes that the credit quality is high for the neither past due nor impaired accounts receivable based on prior experience of collections of accounts within 0-30 days of billing.

Accounts receivable are considered past due 31 days after billing.  The aging of accounts receivable considered past due, but not impaired, at the reporting date was:

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

	May 31, 2010 $	August 31, 2009 $
31 - 60 days	63,110	724,319
61 - 90 days	33,389	382,885
Over 90 days	-	-
	96,499	1,107,204

No past due accounts have been renegotiated with different terms.
The Company believes that the concentration of credit risk of accounts receivable is limited as accounts receivable are widely distributed among many subscribers across Canada and there are no specific types of customers that have identifiable characteristics that would enable stratification of the customer population.

Fair Value

The carrying value of restricted investments, accounts payable and accrued liabilities approximates their fair value given their short-term nature.

The carrying value of the senior notes is $73.0 million. The face value of the senior notes is $72.8 million while their fair value is approximately $25.6 million. The fair value is determined using the market prices of the publicly traded senior notes.

The carrying value of the convertible notes is $16.7 million. The face value of the convertible notes is $20.0 million while their fair value is approximately $12.3 million.

The carrying value of the credit facility is $21.4 million. The face value of the credit facility is approximately $23.9 million while its fair value is approximately $20.0 million.

The carrying value of the promissory notes is $1.0 million. The face value of the promissory notes is $3.0 million while their fair value is $1.2 million.

The carrying value of the promissory notes II is $1.3 million. The face value of the promissory notes II is $2.2 million while its fair value is $1.2 million.

The fair values of the convertible notes, credit facility, and promissory notes are estimated using a discounted future cash flow valuation model. This model includes observable inputs, such as contractual payment terms, maturity dates and relevant market interest rates, as well as unobservable inputs, such as a credit spread attributable to the Company’s own credit risk.

8	Related party accounts and transactions

During the three and nine months ended May 31, 2010, the Company had the following transactions with related parties, which were in the normal course of operations.

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

The Company entered into a license agreement and a technical services agreement with XM Satellite Radio Holdings Inc. (XM) in fiscal 2006. During the three and nine months ended May 31, 2010, the Company incurred $2,575,986 and $7,478,966 (2009 - $2,292,630 and $6,452,899) in expenses related to the License Agreement. The Company incurred expenses of $119,529 and $372,193 (2009 - $146,958 and $432,425) for the three and nine months ended May 31, 2009 related to technical services.

During the three and nine months ended May 31, 2010, the Company also incurred $56,457 and $160,670 (2009 - $109,224 and $452,825) related to the reimbursement of call centre and other charges paid on CSR’s behalf by XM.

The following amount included in accounts payable, is due to XM in respect of fees under the License Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, and the reimbursement of call centre and other charges paid on CSR’s behalf.

	May 31, 2010	August 31, 2009

Accounts payable to XM	$1,983,674	$3,570,053

During the three and nine months ended May 31, 2010, the Company incurred $11,290 and $35,990 respectively (2009 - $53,985 and $176,145) of expenses related to the reimbursement of operating and travel expenses and prior to August 1, 2009, the lease of its Toronto studio from a company controlled by the Executive Chairman of the Company. On August 1, 2009, this property was sold to a third party. Prior to the consummation of the sale, the Company reached an agreement with a Company controlled by the Executive Chairman that committed the Company to vacate a portion of the premises it occupied and remove its signage from the exterior of the building. As a result, the Company incurred a loss on the abandonment of leasehold improvements of $1.5 million. In addition, the term of the lease was reduced to five additional years from approximately eleven years and the annual lease payments required over the remaining term of the lease were reduced.

During the three and nine months ended May 31, 2010, the Company incurred costs related to business events from Knightsbridge Investments Inc., totalling approximately $0 and $13,225 (2009 - $0 and $57,200). The principal of Knightsbridge Investments Inc. is related to the Executive Chairman of the Company.

During the three and nine months ended May 31, 2010, the Company received field marketing services from Vision Group of Companies (Vision) valued at approximately $0 and $146,948 (2009 - $0 and $236,668). The principal of Vision is related to the Executive Chairman of the Company. As at May 31, 2010, $nil (August 31, 2009 - $16,313) was included in accounts payable and accrued liabilities.

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

During the three months ended May 31, 2010, the Company signed an agreement with Long Playing LP (LPLP) for LPLP to grant a license for the use of a broadcast centre within the Wayne Gretzky’s Restaurant. During the three months ended May 31, 2010, this license to use the facilities was valued at approximately $7,140. The principal of LPLP is related to the Executive Chairman of the Company. As at May 31, 2010, $893 was included in accounts payable and accrued liabilities.

During the three and nine months ended May 31, 2010, the Company incurred costs on behalf of Mobilicity in the amount of $36,530 and $147,296 respectively (2009 - $513,302 and $1,001,664) for which the Company was reimbursed. There is $nil of accounts receivable owed from Mobilicity as of May 31, 2010 (August 31, 2009 - $18,293). The Company’s Executive Chairman is the Chairman and controlling shareholder of Mobilicity.

The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

9	Share capital and other activity

The authorized share capital of the Company as at May 31, 2010 consisted of the following shares:

Class A Subordinate Voting Shares	unlimited
Class B Voting Shares	unlimited
Class C Non-Voting Shares	unlimited

The Class B Voting Shares are convertible at any time at the holder’s option into fully paid and non-assessable Class A Subordinate Voting Shares upon the basis of one Class A Subordinate Voting Share for three Class B Voting Shares. Each Class B Voting Share participates in the equity of the Company on a per share basis equal to one third of the rate of participation of the Class A Subordinate Voting Shares and the Class C Non-voting Shares.

As at May 31, 2010, the Company had issued 24,047,441 Class A Subordinate Voting Shares (August 31, 2009 - 23,606,162) and 81,428,133 Class B Voting Shares (August 31, 2009 - 81,428,133).

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

Share capital and other activity are summarized as follows:

	Number of shares		Value of shares

	Class A Subordinate Voting Shares	Class B Voting Shares	Class A Subordinate Voting Shares $	Class B Voting Shares $	Contributed surplus $	Total $

Balance as at August 31, 2009	23,606,162	81,428,133	318,132,066	14,965,560	26,251,308	359,348,933

Costs incurred by CSR Investments	-	-	-	-	65,764	65,764
Stock-based compensation expense	-	-	-	-	744,998	744,998
Equity portion of XM credit facility	-	-	-	-	195,466	195,466

Balance as at November 30, 2009	23,606,162	81,428,133	318,132,066	14,965,560	27,257,536	360,355,161

Costs incurred by CSR Investments	-	-	-	-	67,351	67,351
Stock-based compensation expense	-	-	-	-	570,604	570,604
Shares issued to satisfy interest payments	324,157	-	425,996	-	-	425,996
Restricted Stock Units converted to shares	117,122	-	180,369	-	-	180,369
Equity portion of XM credit facility	-	-	-	-	286,330	286,330

Balance as at February 28, 2010	24,047,441	81,428,133	318,738,431	14,965,560	28,181,821	361,885,812

Costs incurred by CSR Investments	-	-	-	-	68,974	68,974
Stock-based compensation expense	-	-	-	-	547,308	547,308
Equity portion of XM credit facility	-	-	-	-	272,808	272,808

Balance as at May 31, 2010	24,047,441	81,428,133	318,738,431	14,965,560	29,070,911	362,774,902

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

Stock options

Stock option activity during the period ended May 31, 2010 was as follows:

	Number of options	Weighted average exercise price $
Balance as at August 31, 2008	3,490,500	7.32
Granted	346,500	1.37
Forfeited	(1,500)	6.53

Balance as at November 30, 2008	3,835,500	6.78
Exercised	(650,000)	0.01
Forfeited	(500)	6.53

Balance as at February 28, 2009	3,185,000	8.16
Exercised	(175,000)	0.01
Forfeited	(9,000)	1.37

Balance as at May 31, 2009	3,001,000	8.66
Exercised	(250,000)	0.01
Forfeited	(253,000)	15.28

Balance as at August 31, 2009	2,498,000	8.85
Granted	270,000	1.54

Balance as at November 30, 2009	2,768,000	8.14
Granted	372,000	1.54
Forfeited	(2,000)	6.53

Balance as at February 28, 2010	3,138,000	7.36
Granted	(500)	6.53

Balance as at May 31, 2010	3,137,500	7.36

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

In December 2009, the Company granted stock options to members of the Company’s management team for 372,000 Class A Subordinate Voting Shares with an exercise price of $1.54. The options vest in 1 to 3 years.  The fair value of the stock options granted was $0.1 million and an amount of less than $0.1 million was recorded in the consolidated statement of operations and contributed surplus during the quarter ended May 31, 2010.

In November 2009, the Company granted stock options to certain members of the Board of Directors for 270,000 Class A Subordinate Voting Shares with an exercise price of $1.54. The options vest immediately.  The fair value of the stock options granted was $0.1 million and an amount of $0.1 million was recorded in the consolidated statement of operations and contributed surplus during the quarter ended November 30, 2009.

In November 2008, the Company granted stock options to certain of its employees for 346,500 Class A Subordinate Voting Shares with an exercise price of $1.37. The options vest from two to three years.  The fair value of the stock options granted was $0.2 million and an amount of $0.1 million was recorded in the consolidated statement of operations and contributed surplus during the year ended August 31, 2009.

The fair value of the options was estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used for the options: risk-free interest rate of 0.23% to 2% (August 31, 2009 - 2.00%); expected life of 1 to 3 years (August 31, 2009 - 2 to 3 years); expected dividend yield of nil% (August 31, 2009 - nil%); and expected volatility of 40.00% to 88.00% (August 31, 2009 - 75.00% to 80.00%).

Restricted stock units

On February 19, 2010, 117,123 previously granted Restricted Share Units (Units) were settled through the issuance of 117,123 Class A Subordinate Voting Shares of the Company. The 117,123 Units were granted on November 12, 2009 by the Company’s Board of Directors to satisfy $180,369 related to the Fiscal 2009 bonus.

During the year ended August 31, 2009, the Company’s Board of Directors approved the issuance of 114,665 Restricted Share Units (Units) predominantly to members of the Board of Directors to satisfy approximately $57,333 related to directors fees and severance of a former executive. The issuance was included in compensation cost in 2008 and 2009. These Units are to be settled through the issuance of Class A Subordinate Voting Shares of the Company on a 1:1 conversion ratio, and vested immediately or one year from the grant date.

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

10	Loss per share

The weighted average number of shares outstanding used to compute basic income (loss) per share for the three months ended May 31, 2010 was 51,287,318 (2009 - 49,617,140). The weighted average number of shares outstanding used to compute the fully diluted income (loss) for the three months ended May 31, 2010 was 51,287,318 (2009 - 51,195,291).

The weighted average number of shares outstanding used to compute basic loss per share for the nine months ended May 31, 2010 was 51,068,665 (2009 - 48,781,698). During the nine months ended May 31, 2009, the Company incurred a net loss, which resulted in no added dilution effect.

For purposes of the weighted average number of shares outstanding, the Class B Voting Shares were converted into the equivalent number of Class A Subordinate Voting Shares on the basis of one Class A Subordinate Voting Share for three Class B Voting Shares.  Class B Voting Shares participate in the dividends and distributions at a rate of one third of each Class A Subordinate Voting Share. The stock options (note 9) and convertible debt (note 5) were not included in the computation of diluted loss per share, as they would have been anti-dilutive for the periods presented.

11	Supplemental cash flow disclosures

Changes in non-cash working capital related to operations for the three and nine months ended May 31 are as follows:

	Three months ended May 31		Nine months ended May 31
	2010 $	2009 $	2010 $	2009 $

(Increase)/Decrease in current assets and long term prepaids
Accounts receivable	457,184	(1,125,468)	2,061,913	186,240
Prepaid expenses and other assets	(637,372)	555,745	(1,485,966)	(916,085)
Increase/(Decrease) in current liabilities
Accounts payable and accrued liabilities	5,426,218	2,784,446	7,656,860	8,912,358
Deferred revenue	353,677	(3,986)	3,772,498	2,800,899
Long term liabilities	180,569	6,780	413,850	2,061,475

Net change in non-cash working capital related to operations	5,780,276	2,217,517	12,419,155	13,044,887

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Canadian Satellite Radio Holdings Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
May 31, 2010

12	Contracts, contingencies and commitments

CRTC Part II Licence Fees

Historically, the CRTC has levied two different types of fees from broadcast licenses.  These are known as Part I and Part II fees.   The Canadian Association of Broadcasters (“CAB”), on behalf of their members, has challenged in Court the validity of the Part II licence fees.  In December 2006, the Federal Court ruled that the Part II licence fees were an illegal tax.  The Federal Government appealed the Federal Court judgment and on April 28, 2008, the Federal Court of Appeal reversed the decision and found that the fees were a valid regulatory charge.   On June 27, 2008, CAB filed an application for leave to appeal the Appeal Court decision to the Supreme Court of Canada.  On December 18, 2008, the Supreme Court of Canada granted the CAB leave to appeal the Part II licence fee case and on January 19, 2009 the CAB’s notice of appeal was filed.  The Supreme Court of Canada was scheduled to hear the matter on October 19, 2009.

On October 7, 2009, the CAB announced that its Board of Directors, along with other fee-paying stakeholders, approved the terms of a settlement agreement with the Federal Government pertaining to the Part II licence fee issue.   The agreement waives fees due to the Federal Government, but not collected by the CRTC for fiscal 2007, 2008 and 2009.  CSR will be required to pay a fee in the future as a new Part II fee regime will be implemented with a fee capped on an industry wide basis. The Company has estimated this new Part II fee and is accruing the estimated liability each quarter.

As at August 31, 2009, CSR had accrued approximately $1.2 million in current liabilities representing unpaid Part II licence fees. This amount was credited to the statement of operations during the quarter ending November 30, 2009.

13	Other long-term liabilities

Other long-term liabilities are primarily comprised of amounts of liabilities arising from the NHL agreement related to broadcast and marketing rights. Periodic costs for programming reflect the fees over the term of the arrangement and amortization of the brands. The interest component is determined using the effective interest rate method. As at May 31, 2010, a liability of $10,194,486 has been recorded, of which $4,652,826 is related to programming and $5,541,660 is related to the brand.

14	Subsequent Events

On June 17, 2010, the Company signed an agreement with the National Hockey League (NHL) to defer a portion of the quarterly instalments of the annual license fees due to the NHL for the 2009/2010 season. The total amount of the deferral is US$1.5 million and the payments may be deferred for 12 months. In consideration of the deferral, the Company will pay interest of 12% annually and will compensate the NHL for any loss on value below $2.50 of the 102,150 Class A Subordinate Voting Shares issued to the NHL for the amended agreement signed during the year ended August 31, 2008.

The Executive Chairman of the Company will provide a guarantee to the NHL for the amount deferred in the agreement. In return, the Company will pay a monthly guarantee fee to the Executive Chairman of 0.25% of the deferred amount.

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Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Management’s discussion and analysis (“MD&A”) discusses the significant factors affecting the results of operations and financial position of Canadian Satellite Radio Holdings Inc. (the “Company”) for the three month (the “third quarter”) and nine month periods (“year-to-date”) ended May 31, 2010. This MD&A should be read in conjunction with the audited consolidated financial statements and related notes thereto included in the Company’s annual report for the year ended August 31, 2009 and the unaudited interim financial statements for the three and nine month periods ended May 31, 2010.  The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are expressed in Canadian dollars, unless otherwise noted.

This MD&A has been prepared as of July 14, 2010 at which time 24,180,379 Class A Subordinate Voting shares and 81,428,133 Class B Voting shares are outstanding.

This MD&A contains the following sections:

Forward-Looking Disclaimer	1
Overview	2
Operating Definitions	3
Results of Operations	9
Liquidity and Capital Resources	23
Off-Balance Sheet Arrangements	29
Arrangements, Relationships and Transactions with Related Parties	29
Critical Accounting Policies and Estimates	30
Recent Accounting Pronouncements and Changes	32
Future Accounting Pronouncements	33
International Financial Reporting Standards	33
Certain Risk Factors	34
Outstanding Share Data and Other Information	35

Forward-Looking Disclaimer

This discussion contains certain information that may constitute forward-looking statements within the meaning of securities laws.  These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company on a consolidated basis.  In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and subscriber recruitment efforts involve forward-looking statements.  A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements.

Although the forward-looking statements contained in this discussion are based on what management of the Company considers are reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.   Our financial projections are based on estimates regarding expected future costs and expected revenue, which are fully described in this MD&A. Other than as required by applicable Canadian securities law the Company does not update or revise any forward-looking statements to reflect new information, future events or otherwise.  These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from expectations.  These include but are not limited to the risk factors included in this MD&A (including those listed under the heading “Certain Risk Factors”) in addition to the risks itemized in our Annual Report in Form 20-F (“Form 20-F”) for the fiscal year ended August 31, 2009.  Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.  Readers should not place undue reliance on forward-looking statements.

Overview

Our Business

Our vision is to be the leading premium digital audio entertainment and information service provider in Canada. Our strategy is founded on the principles of acquiring subscribers in the near and long-term in the most cost effective manner.

We offer 130 channels, including commercial-free music as well as news, talk, sports and children’s programming, and thirteen Canadian channels designed and developed from studios in Toronto, Ontario and Québec City, Québec. We continue to leverage our unique programming assets, such as our exclusive broadcasting agreement with the National Hockey League (“NHL”) and our NHL Home Ice channel.

Our target market in Canada includes more than 25 million registered vehicles on the road, an estimated 1.55 million new vehicles forecasted to be sold in calendar year 2010 and more than 12 million households. We are the leader in digital audio entertainment distribution and information delivered via satellite to new vehicles sold in Canada. XM service is available as standard equipment or as a factory-installed option in more than 150 different vehicles for model year 2010, including: General Motors, Honda/Acura, Toyota/Lexus, Nissan/Infiniti, Hyundai and Porsche. XM radios are available under Delphi, Pioneer, Audiovox and other brand names at national consumer electronics retailers such as Best Buy, Future Shop, Canadian Tire, Wal-Mart Canada and other national and regional retailers.

The Company is focused on achieving positive operating income as quickly as possible by maximizing our revenues through subscriptions, advertising and other ancillary opportunities as well as maintaining effective cost controls, managing subscriber acquisition costs and by creating a long-term customer base through quality service. We believe that a premium service will attract a premium customer.

Highlights for the Third Quarter of 2010

The following are highlights for the three months ended May 31, 2010 (compared to the three months ended May 31, 2009):

•	Increased Self-Paying Subscribers by 14% to 414,500 from 363,400.

•	Increased revenue by 5.0% to $14.1 million from $13.5 million.

•	Cost Per Gross Addition (“CPGA”) decreased to $112 from $140 per subscriber.

•	Subscriber Acquisition Costs (“SAC”) decreased to $52 from $77 per subscriber.

U.S. Satellite Radio

In 2008 XM Satellite Radio Holdings Inc. (“XM”) and Sirius Satellite Radio Inc. completed a business combination to form Sirius XM Radio Inc. (“Sirius XM”) in the United States.  The Company continues to review possible similar alternatives, which could benefit our shareholders and customers.

We rely on XM, which is now being operated as a wholly-owned subsidiary of Sirius XM, for the provision of our satellite radio service.  We are a standalone Canadian corporation and do not share Sirius XM’s financial liabilities, however, our success will depend on Sirius XM’s continued co-operation in providing programming content, satellite network and underlying technology.

Operating Definitions

(a)
Self-Paying Subscribers: subscribers who are receiving and have paid or agreed to pay for our satellite radio service or our standalone internet radio or mobile radio service by credit card, prepaid card or invoice. Radio receivers that are revenue generating are counted individually as Self-Paying Subscribers.  Subscribers who have paid or agreed to pay for our internet radio or mobile radio service as an addition to their existing satellite radio service are counted as a single subscriber.

(b)	Other Paying Subscribers:

(i)
subscribers currently in an automotive original equipment manufacturer (“OEM”) trial period and vehicles factory-activated with the XM service, whereby automakers have agreed to pay for all or a portion of the trial period service; and

(ii)
subscribers who are accessing a portion of our programming through other subscription services that we are partnered with such as wireless (“Partnership Subscribers”). With respect to Partnership Subscribers, in exchange for providing the programming, we receive a portion of the monthly revenue collected by our partners, on a per subscriber basis.

Other Paying Subscribers, including Partnership Subscribers, OEM Promotional Subscribers and Rental Car Subscribers are not included in our reporting of Subscription Revenue, ARPU, CPGA and SAC (defined below).  Revenue generated from Other Paying Subscribers contributes to other revenue in our results from operations.

(c)	OEM Promotional Subscribers:

(i)	subscribers in the OEM trial period (generally a three-month period) where none of the trial is paid for by automakers; and

(ii)
all subscribers in the OEM post-trial period. The OEM post-trial period is the three-month period following the OEM trial period where we continue to attempt to convert OEM Promotional Subscribers into Self-Paying Subscribers.

(d)	Rental Car Subscriber: rental cars installed with XM satellite radio service for which the Company receives compensation.

(e)
Subscription Revenue: consists primarily of monthly subscription fees for our satellite radio service charged to consumers, commercial establishments and fleets and is recognized as the service is provided.  Promotions and discounts are treated as a reduction to revenue over the term of the plan purchased by the subscriber.  Subscription revenue growth is predominantly driven by growth in our subscriber base but is also affected by fluctuations in the percentage of subscribers in our various discount plans as well as changes in our subscription rates.

(f)
Subscriber Acquisition Costs (SAC): includes subsidies and distribution costs and net costs related to equipment sold directly to the consumer. Subscriber acquisition costs are divided by Self-Paying Subscriber gross additions for the period to calculate SAC. SAC is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. Management believes SAC is a useful measure of the operating performance of the business. This non-GAAP measure, which uses certain expense line items from our Statement of Operations and Deficit, should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit. In our financial statements, most of our subscriber acquisition costs are captured in marketing.

(g)
Cost Per Gross Addition (CPGA): includes the amounts in SAC, as well as advertising and marketing, which includes advertising, media and other discretionary marketing expenses.  CPGA costs do not include the costs of marketing staff.  CPGA is a measure of operational performance and not a measure of financial performance under GAAP. We believe CPGA is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business. This non-GAAP measure, which uses certain expense line items from our Consolidated Statement of Operations and Deficit, should be used in addition to, but not as a substitute for, the analysis provided in our financial statements. CPGA is primarily captured by the combination of subsidies & distribution, advertising & marketing, plus the negative margins from equipment sales.  These costs are divided by the number of Self-Paying Subscriber gross additions for the period to calculate average CPGA.

(h)
Average Monthly Subscription Revenue Per Subscriber (ARPU): derived from the total of earned subscription revenue (net of promotions and rebates) and the Music Royalty Fee, divided by the monthly weighted average number of Self-Paying Subscribers for the period reported.  ARPU is a measure of operational performance and not a measure of financial performance under GAAP.  We believe ARPU is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business. This non-GAAP measure, which uses certain revenue line items from our Statement of Operations and Deficit, should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit. ARPU may fluctuate based on promotions, changes in our subscription rates, as well as the adoption rate of annual and multi-year prepayment plans, multi-radio discount plans (such as the family plan), commercial plans and premium services.

(i)
Adjusted Operating Profit (Loss): defined as operating profit (loss) adjusted for amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability. We believe that Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business.  While amortization and stock-based compensation are considered operating costs under GAAP, these expenses primarily represent the current period allocation of non-cash costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by the parent company are non-cash costs related to the license application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies. Adjusted Operating Profit (Loss) does not purport to represent operating profit (loss) or cash flow from operating activities, as those terms are defined under GAAP, and should not be considered as an alternative to those measurements as an indicator of our performance.  This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit.

(j)
Pre-Marketing Adjusted Operating Profit (Loss): calculated by adding back total marketing expenses to Adjusted Operating Profit (Loss) (as defined in (i) above). We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.  This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in our Consolidated Statement of Operations and Deficit.  .

	Fiscal Year 2010
($000’s)	Q1	Q2	Q3
Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit
Profit (loss) before the undernoted	(7,820)	(9,861)	(9,951)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	6,002	6,367	6,189
Stock-based compensation	745	571	547
Costs paid by parent company	66	67	(133)

Adjusted Operating Profit (Loss)	(1,007)	(2,856)	(3,348)
Add total marketing	3,660	4,535	4,515
Pre-Marketing Adjusted Operating Profit	2,653	1,679	1,167

	Fiscal Year 2009 ( Q1, Q2 and Q3 Restated)
($000’s)	Q1	Q2	Q3	Q4
Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit
Profit (loss) before the undernoted	(9,586)	(12,232)	(10,003)	(9,254)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	5,909	6,134	6,157	5,564
Stock-based compensation	690	611	597	593
Costs paid by parent company	60	61	63	64

Adjusted Operating Profit (Loss)	(2,927)	(5,426)	(3,186)	(3,033)
Add total marketing	5,731	6,262	5,616	4,510
Pre-Marketing Adjusted Operating Profit	2,804	836	2,430	1,477

Note: Comparative quarterly results for 2009 have been restated to reflect the Company’s adoption of CICA 3064.

	Fiscal Year 2008
($000’s)	Q1	Q2	Q3	Q4
Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit (Loss)
Profit (Loss) before the undernoted	(17,194)	(15,429)	(13,495)	(10,509)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	5,574	5,570	5,569	5,570
Stock-based compensation	1,072	770	763	783
Costs paid by parent company	54	56	57	58

Adjusted Operating Profit (Loss)	(10,494)	(9,033)	(7,106)	(4,098)
Add total marketing	7,039	7,426	5,827	6,114
Pre-Marketing Adjusted Operating Profit (Loss)	(3,455)	(1,607)	(1,279)	2,016

	12 Months Ended August 31,
($000’s)	2009	2008	2007
Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit (Loss)	RESTATED
Profit (Loss) before the undernoted	(40,883)	(56,627)	(76,357)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	22,286	22,283	22,409
Stock-based Compensation	2,492	3,388	3,144
Costs paid by parent company	248	225	205

Adjusted Operating Profit (Loss)	(15,857)	(30,731)	(50,599)
Add total marketing	22,119	26,406	28,509
Pre-Marketing Adjusted Operating Profit (Loss)	6,262	(4,325)	(22,090)

Selected Financial Information

The following selected financial information has been derived from our unaudited consolidated financial statements and should be read in conjunction with our unaudited consolidated financial statements and related notes thereto.

	Third Quarter		Year-to-date

	2010	2009	2010	2009
Revenue
Subscription	$13,523,908	$12,773,146	$39,746,849	$36,055,895
Activation	209,395	262,123	664,261	802,329
Equipment sales	158,425	207,497	500,983	556,088
Advertising & other revenue	253,454	233,008	837,262	1,297,967
Total revenue	14,145,182	13,475,774	41,749,355	38,712,279

Operating expenses
Cost of revenue
Revenue share & royalties	4,770,211	3,117,311	12,192,098	9,737,230
Customer care & billing operations	1,082,622	837,815	3,340,636	2,969,829
Cost of merchandise	310,479	422,323	1,003,788	1,272,576
Broadcast & operations	393,443	459,666	1,134,616	1,513,470
Programming & content	2,237,610	2,580,513	6,111,035	7,034,931
Total cost of revenue	8,794,365	7,417,628	23,782,173	22,528,036

Reversal of CRTC Part II license fee	-	-	(1,186,832)
General & administrative	4,050,605	3,690,657	13,655,443	11,933,978
Modification of service provider contract	-	-	-	(1,792,256)
Stock-based compensation	547,308	597,354	1,862,910	1,898,442

Marketing
Support	856,054	882,064	2,491,307	2,687,477
Subsidies & distribution	1,646,341	2,571,147	4,255,635	7,683,282
Advertising & marketing	2,012,902	2,162,813	5,963,490	7,238,817
Total marketing	4,515,297	5,616,024	12,710,432	17,609,576

Amortization	6,189,262	6,157,326	18,558,586	18,376,335
	24,096,837	23,478,989	69,382,712	70,554,111
Total operating expenses

Loss before the undernoted	(9,951,655)	(10,003,215)	(27,633,357)	(31,841,832)
Interest income	4,522	40,827	40,442	371,485
Interest expense	(6,151,330)	(5,105,009)	(14,839,470)	(15,441,841)

Gain on debt repurchase	-	22,800,192	7,076,232	22,800,192
Foreign exchange gain (loss)	1,002,988	16,381,537	4,427,108	(4,484,847)

Net income (loss) and comprehensive	(15,095,475)	24,114,332	(30,929,045)	(28,596,843)
income ( loss)

Revenue increased 1.5% in the third quarter of 2010 compared to the second quarter of 2010 and grew by 5.0% compared to the third quarter of 2009. The year-over-year increase was driven by growth in our Paying Subscribers offset by a decline in ARPU.

The following is a summary of quarterly results for past fiscal quarters.

	Fiscal Quarter
In thousands except per share amounts	Q1 ’10	Q2’10	Q3’10

Total revenue	$13,672	$13,932	$14,145
Net loss	(1,667)	(14,167)	(15,095)
Net loss per basic and fully diluted share	(0.03)	(0.28)	(0.29)

	Fiscal Quarter
In thousands except per share amounts	Q1 ‘09	Q2’09	Q3’09	Q4’09
	Restated	Restated	Restated
Total revenue	$12,457	$12,780	$13,476	$13,741
Net income (loss)	(31,511)	(21,016)	24,114	(13,591)
Net income (loss) per basic share	(0.66)	(0.43)	0.49	(0.27)
Net income (loss) per fully diluted share	(0.66)	(0.43)	0.48	(0.27)

	Fiscal Quarter
In thousands except per share amounts	Q1 ‘08	Q2 ‘08	Q3 ‘08	Q4 ‘08

Total revenue	$8,146	$9,196	$10,336	$11,780
Net loss	(16,157)	(17,768)	(18,789)	(21,610)
Net loss per basic and fully diluted share	(0.34)	(0.37)	(0.39)	(0.45)

	Fiscal Quarter
In thousands except per share amounts	Q1 ‘07	Q2 ‘07	Q3 ‘07	Q4 ‘07

Total revenue	$3,839	$4,862	$5,711	$6,833
Net loss	(23,922)	(27,064)	(13,268)	(20,386)
Net loss per basic and fully diluted share	(0.50)	(0.57)	(0.28)	(0.43)

Results of Operations

The following table is a summary of some of the key financial and operating metrics that the Company uses to help measure the success of operations. Please refer to the previous section Operating Definitions for definitions.

	Third Quarter Ended		Second Quarter Ended
	May 31, 2010	May 31, 2009	Feb 28, 2010	Feb 28, 2009
Financial Metrics ($000s)
Revenue	14,145	13,476	13,932	12,780
Adjusted Operating Profit (Loss)	(3,348)	(3,186)	(2,856)	(5,426)

Operating Metrics
Total Subscribers	562,900	497,800	539,500	508,700
Self-Paying Subscribers	414,500	363,400	402,900	351,200
ARPU	$11.18	$11.97	$11.14	$11.50
SAC	$52	$77	$43	$78
CPGA	$112	$140	$107	$136

Subscribers

As at May 31, 2010, we had total subscribers of 562,900, representing 500,800 Paying Subscribers and 62,100 OEM Promotional Subscribers. Included in the 500,800 Paying Subscribers, which are the primary source of the Company’s revenue, is 414,500 Self-Paying Subscribers and 86,300 Other Paying Subscribers. Total Self-Paying Subscribers increased 14% versus the third quarter of 2009, driven largely by growth in OEM gross additions. Other Paying Subscribers increased 5% versus the third quarter of 2009 despite a 38% decline in wireless subscribers. The Company continues to optimize its wireless business in order to maximize profitability whilst attempting to increase consumer awareness. As the Company continues to work with its wireless partners to test different promotions, wireless subscribers will likely fluctuate throughout the year. During the quarter, the Company and Avis Canada elected to terminate their partnership and consequently the rental units have been removed from the Company’s total subscriber count.

ARPU

ARPU was $11.18 and $11.97 for the third quarters of 2010 and 2009, respectively. ARPU declined in the third quarter of 2010 compared to the third quarter of 2009 due primarily to (i) an increase in automotive Self-Paying Subscribers which have a lower ARPU, (ii) an increase in subscribers committing to multi-year plans as a result of promotional discounts (iii) discounts offered to increase retention as a result of the current economic conditions and (iv) implementation of a revenue reserve. ARPU is below the basic service price due to promotions offered to new OEM Self-Paying Subscribers, family plan subscribers and discounted multi-year plans that provide the Company with a significant working capital benefit. As the Company continues to grow the business it is anticipated that ARPU may fluctuate due to multi-year plans and promotional discounts offered to attract and retain its Self-Paying Subscriber base. The Company expects that ARPU will improve as a result of the Music Royalty Fee, which was introduced in May 2010 to have a positive impact on ARPU going forward and a reduction in the level of discount to the base service as the economy improves.

Deferred Revenue (Short-Term and Long-Term) on Balance Sheet

($ millions)

The amount of deferred revenue on the Company’s balance sheet includes cash received on the purchase of service plans and activation fees, which are amortized over 40 months. The majority of the balance is from the prepayment of service plans. Discounted service plans to incent long-term prepayment are a contributing factor towards achieving positive working capital for the future.

The short-term and long-term deferred revenue balance on the Company’s balance sheet increased $0.4 million during the quarter and has increased $6.2 million over the past 12 months. This increase is attributable to: (i) an increase in the number of months that customers typically prepay for service; and (ii) the Company’s growing subscriber base. The Company expects this trend in deferred revenue to continue, however, the pace of growth ultimately depends on the pace of Self-Paying Subscriber growth as well as how aggressively the Company attempts to migrate customers to longer-term plans.

Revenue

Revenue includes Subscription Revenue, activation fees, sale of merchandise through direct fulfillment channels, advertising revenue from Canadian-produced channels and other revenue from partnership subscribers.

($ millions)

•
Third Quarter: Revenue increased by $0.6 million, or 5.0%, to $14.1 million from $13.5 million for the third quarters of 2010 and 2009, respectively. The increase was attributable to the Company’s growing subscriber base.

•
Year-to-date:  On a year-to-date basis, revenue increased by $3.0 million, or 8%, to $41.7 million in 2010 from $38.7 million in 2009. The increase was attributable to the Company’s growing subscriber base.

Cost of Revenue

Cost of revenue increased $1.4 million or 19%, to $8.8 million in 2010 from $7.4 million in 2009.  Cost of revenue is comprised of the following:

Revenue share & royalties - Revenue share & royalties includes Canadian Radio-television Telecommunications Commission (“CRTC”) fees, Canadian talent development fees, performance rights obligations to composers, artists, and copyright owners for public performances of their creative works broadcast on the Company’s satellite radio service, residual commissions paid to distribution partners and fees paid to Sirius XM, including a 15% monthly royalty on all subscriber revenue.

•
Third quarter: Revenue share & royalties increased $1.7 million, or 53%, to $4.8 million from $3.1 million for the third quarters of 2010 and 2009, respectively. Revenue share & royalties increased in the third quarter of 2010 compared to the third quarter of 2009 due to (i) increased payments to an automotive partner; and (ii) the elimination of the discount on performance royalties in calendar year 2010 compared to calendar year 2009.

•
Year-to-date: On a year-to-date basis, revenue share & royalties increased $2.5 million, or 25%, to $12.2 million in 2010 from $9.7 million in 2009 increased payments to an automotive partner and the elimination of the discount on performance royalties in calendar year 2010 compared to calendar year 2009.The elimination of the discount on performance royalties has resulted in an increase in revenue share & royalties as a percentage of subscription revenues. On a quarterly basis, the Company does not anticipate any significant changes in revenue share and royalties as a percentage of subscription revenues going forward.

Reversal of Part II License Fees - On October 7, 2009, it was announced that an agreement was reached between the Government of Canada and members of the broadcasting industry concerning the CRTC Part II License Fees for years 2006, 2007, 2008 and 2009. As a result of this settlement, fees that came due on November 30 2007, 2008 and 2009 have effectively been waived and the Government recommended that the CRTC develop a new forward-looking fee regime. The Company will be required to pay a fee in the future as a new Part II License Fee structure will be implemented with a fee capped on an industry-wide basis.

As at August 31, 2009, the Company had accrued $1.2 million in current liabilities representing unpaid Part II License Fees. This amount was credited to the Statement of Operations and Deficit during the quarter ended November 30, 2009. The Company has accrued the expected costs for the revised CRTC Part II License Fee on a monthly basis since September 1, 2009 at the rate expected to apply for the current year. Our estimate of the amount of CRTC Part II license fees payable for the year-ending August 31, 2010 is subject to change based on ultimate revenues for the industry.

Customer care & billing operations - Customer care & billing operations consist primarily of personnel and related costs associated with the ongoing operations of a call centre to activate and invoice satellite radio subscribers. The Company operates offshore customer support centers through third party vendors and the objective is to continue to find the optimum blend of on and offshore volume allocation in order to maximize cost efficiencies. The Company has reduced costs in this area and will continue to seek further cost reduction opportunities.

•	The average cost of customer care & billing operations per Self-Paying Subscriber increased $0.10, or 13%, to $0.88 from $0.78 for the third quarters of 2010 and 2009, respectively.

•
Third quarter: Customer care & billing operations costs increased $0.2 million, or 29%, to $1.1 million in 2010 from $0.8 million in 2009. Customer care & billing operations costs are primarily driven by the volume derived from the Company’s growing subscriber base.

•
Year-to-date: Customer care & billing operations costs increased $0.3 million, or 13%, to $3.3 million in 2010 from $3.0 million in 2009. While these costs are driven by the volume derived from our growing subscriber base, there were a number of initiatives that muted the costs increase compared to the same period in the prior year. The most significant initiatives were; cost reductions due to synergies with Mobilicity as the Company is reimbursed for work performed on Mobilicity’s behalf and improved pricing with a third party service provider.

Customer Care & Billing Operations per Self-Paying Subscriber

Cost of merchandise - The Company sells merchandise under normal business terms directly to employees, friends and family, existing subscribers who purchase additional radios, and to commercial accounts through our direct fulfillment channel.  Cost of merchandise consists primarily of the cost of radios and accessories and related fulfillment costs associated with the direct sale of this merchandise.

•
Third quarter: Cost of merchandise decreased $0.1 million, or 27%, to $0.3 million from $0.4 million for the third quarters of 2010 and 2009, respectively. These costs are primarily driven by the volume and levels of discounts on radio sales, which are mostly affected by promotional programs and commercial accounts. Cost of merchandise decreased during the current period compared to the same period in the prior year due to lower sales volume, a shift in product mix and efficiencies realized through our distribution channel.

•
Year-to-date: On a year-to-date basis, cost of merchandise decreased $0.3 million or 21%, to $1.0 million in 2010 from $1.3 million in 2009. Cost of merchandise decreased during the current period compared to the same period in the prior year due to lower sales volume, a shift in product mix and cost efficiencies realized in our distribution channel.

Broadcast & operations - Broadcast & operations includes costs associated with operating our terrestrial repeater network, the management and maintenance of systems and facilities as well as information technology expense related to the Company’s studios.  Specifically, broadcast expenses include costs associated with the management and maintenance of the systems, software, hardware, production and performance studios used in the creation and distribution of Canadian-produced channels.  Operations expenses include operating costs of facilities and terrestrial repeater network and information technology expenses related to the broadcast facilities.

•
Third quarter: Broadcast & operations expenses decreased $0.1 million, or 14%, to $0.4 million from $0.5 million for the third quarters of 2010 and 2009, respectively. The decrease in broadcast & operations expenses is primarily driven by a reduction in the number of repeaters from 68 to 61 and reduced maintenance costs. During the period, costs of $0.3 million related to 6 repeaters that have been removed from service are reflected in General & Administrative expenses. The average cost of broadcast & operations per Self-Paying Subscriber decreased $0.11, or 25%, to $0.32 from $0.43 for the third quarters of 2010 and 2009, respectively. The Company expects the average cost of broadcast & operations per Self-Paying Subscriber to continue to decrease as these costs do not increase proportionally to the growth in the subscriber base.

•
Year-to-date:  On a year-to-date basis, broadcast & operations expense decreased $0.4 million or 25%, to $1.1 million in 2010 from $1.5 million in 2009. The Company will continue to look for ways to optimize maintenance costs for its terrestrial repeater network going forward.

Broadcast & Operations per Self-Paying Subscriber

Programming & content - Programming & content expenses include the creative, production and licensing costs for live NHL programming associated with the Company’s Canadian-produced channels, which includes third party content acquisition that are driven by programming initiatives.  The Company views programming & content as a cost of attracting and retaining subscribers. The NHL License Agreement was launched on XM in November 2005 and is amortized over the NHL season, which runs for a nine month period beginning in October of each year.

•
Third quarter: Programming & content expenses decreased $0.4 million or 13%, to $2.2 million in 2010 from $2.6 million in 2009. The decrease in programming costs is a result of (i) leveraging our NHL partnership to share operational programming costs and to broaden the distribution of XM Canada content; and (ii) favorable foreign exchange rates resulting in lower costs associated with the Company’s NHL Licensing Agreement programming compared to the same period last year.

•
Year-to-date: On a year-to-date basis, programming & content expenses decreased $0.9 million or 13%, to $6.1 million in 2010 from $7.0 million in 2009. The decrease in programming costs is a result of (i) leveraging our NHL partnership to share operational programming costs and to broaden the distribution of XM Canada content; and (ii) favorable foreign exchange rates resulting in lower costs associated with the Company’s NHL Licensing Agreement for live programming compared to the same period last year.

Marketing - Marketing expenses decreased $1.1 million, or 20%, to $4.5 million from $5.6 million for the third quarters of 2010 and 2009, respectively. The decrease in marketing expenses is due in part to lower retail subsidies & distribution costs as a result of lower cost aftermarket receivers, a decline in the sales volume of aftermarket receivers and the Company’s shift in gross additions from retail to the automotive channel. Advertising & marketing, a component of marketing expenses, also decreased marginally by $0.2 million in the third quarter of 2010 compared to the third quarter of 2009 as the Company continues to spend less on general marketing programs.  Marketing costs consist of the direct cost to acquire a subscriber, including subsidies to drive hardware price points and distribution commissions, as well as discretionary costs consisting of advertising and brand development and promotion of our service.

Marketing support - Marketing support includes staffing directly associated with selling radio receivers through our distribution channels, converting OEM trial customers into Self-Paying Subscribers, and marketing the XM brand.

•	Third quarter: Marketing support costs remained flat at $0.9 million on a year-over-year basis.

•
Year-to-date: On a year-to-date basis, marketing support costs decreased $0.2 million or 7%, to $2.5 million in 2010 from $2.7 million in 2009. The decrease in marketing support costs is a result of lower compensation costs due to reduced staffing levels.

Subsidies & distribution - These direct costs include the subsidization of radios, commissions paid with respect to the sale and activation of radios, and certain promotional costs.

•
Third quarter: Subsidies & distribution costs decreased $0.9 million, or 36%, to $1.6 million from $2.6 million for the third quarters of 2010 and 2009, respectively. Subsidies & distribution expenses decreased due to lower cost and sales of aftermarket receivers sold through the retail and direct channels resulting from lower additions in the period compared to the prior year. The lower cost of aftermarket receivers is due to the change in product mix as newer products have lower subsidies and distribution costs.

•
Year-to-date: On a year-to-date basis subsidies & distribution costs decreased $3.4 million, or 45%, to $4.3 million in 2010 from $7.7 million in 2009. Subsidies & distribution expenses decreased due to lower cost aftermarket receivers at retail resulting from lower additions in the period compared to the prior year. Lower cost of aftermarket receivers is due to the change in product mix as newer products have lower subsidies and distribution costs.

SAC

Per Subscriber Acquisition Costs - SAC was $52 and $77 for the third quarters of 2010 and 2009, respectively.  The decrease in SAC is attributable to lower cost aftermarket receivers and a shift in gross additions from the aftermarket to the automotive channel, which has a lower subscriber acquisition cost.

Advertising & marketing - The Company achieves success in these areas through coordinated marketing campaigns that include retail advertising through various media, co-operative advertising with distribution partners, sponsorships, and ongoing market research. These costs fluctuate based on the timing of these activities.

•
Third quarter: Advertising & marketing decreased $0.1 million or 7% to $2.0 million in the third quarter of 2010 from $2.2 million in the comparable quarter in 2009 as the Company has shifted its strategy from retail to the automotive channel, where the focus is on targeted spending rather than spending on general brand awareness.

•
Year-to-date:  On a year-to-date basis, advertising & marketing decreased $1.3 million, or 18%, to $6.0 million in 2010 from $7.2 million in 2009. Advertising & marketing decreased due to lower spend across all channels compared to the same period in the prior year.

CPGA

Cost Per Gross Addition - CPGA was $112 and $140 for the third quarters of 2010 and 2009, respectively. CPGA declined year-over-year as a result of slightly lower advertising and marketing costs as well as lower direct costs to acquire a subscriber. While the Company expects that it will be able to continue to maintain a CPGA in the range of $100-$110 on an annual basis as it grows its subscriber base through cost efficient distribution channels, its ultimate success depends on its ability to continue to drive gross subscriber additions during these challenging economic times.

General & Administrative Expenses

General & administrative - General & administrative expenses primarily include compensation, IT support and processing costs as well as other expenses which include public company costs, office occupancy expenses and other corporate expenses.

•
Third quarter: General & administrative expenses increased $0.4 million or 10% to $4.1 million in 2010 from $3.7 million in 2009. The increase in general & administrative expenses is due to the following:

•
IT support and processing costs increased $0.6 million, to $1.6 million from $1.0 million for the third quarters of 2010 and 2009, respectively. IT support and processing costs increased year-over-year due to one-time PST payment.

•
Other expenses decreased $0.1, to $1.5 million from $1.6 million for the third quarters of 2010 and 2009, respectively, due to lower bad debt expense compared to the same period prior year. During the quarter the Company incurred approximately $0.3 million of charges related to costs of repeaters that have been removed from service.

•	Compensation decreased slightly to $1.0 in 2010 from $1.1 million in 2009.

Year-to-date: On a year-to-date basis, general & administrative expenses increased $1.8 million or 14%, to $13.7 million in 2010 from $11.9 million in 2009.

•	IT support and processing costs increased $0.4 million to $4.2 million in 2010 from $3.8 million in 2009. The increase is due to a one-time PST payment.

•
Other expenses increased $1.3 million to $6.4 million in 2010 from $5.1 million in 2009. This increase in other expenses is mainly due to higher capital taxes and charges related to write-off of leaseholds for repeaters that have been removed from service during the period.

•	Compensation increased $0.1 million to $3.1 million in 2010 from $3.0 million in 2009.

The average cost of general & administrative expenses per Self-Paying Subscriber decreased $0.14, or 4%, to $3.31 from $3.46 for the third quarters of 2010 and 2009, respectively. This decrease is due to a larger average subscriber base during the current period compared to the prior period.  The Company expects the average general & administrative expense per Self-Paying Subscriber to continue to trend downwards as its subscriber base increases since it does not anticipate any significant increase in general & administrative expenses in the near future.

General & Administrative Expenses per Self-Paying Subscriber

Modification of a Service Provider Contract

This is comprised of a one-time accounting gain of $1.8 million that occurred in the first quarter of 2009, and is associated with the change in terms of a contract with one of our service providers.

Stock-based Compensation

Stock-based compensation expenses are related to the issuance of stock options.

•	Third quarter: Stock-based compensation expenses decreased $0.1 million to $0.5 million in 2010 from $0.6 million in 2009. No stock options were granted during the third quarter of 2010.

•	Year-to-date: On a year-to date basis, stock-based compensation expenses remained consistent at $1.9 million. On a year-to-date basis 0.6 million stock options were granted.

Adjusted Operating Profit (Loss)

($ millions)

Adjusted Operating Profit (Loss) - The Company believes that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of its core business operating results and improves comparability.  A more detailed definition and calculation of Adjusted Operating Profit (Loss) is provided in the Operating Definitions section.

•
Third quarter: Adjusted Operating Profit (Loss) decreased slightly from ($3.2 million) in 2009 to ($3.3 million) in 2010.  Higher revenue was offset by higher cost of revenue and non-recurring items that made general & administrative expenses higher this quarter.

•
Year-to-date:  On a year-to-date basis, Adjusted Operating Profit (Loss) improved $4.2 million to a loss of ($7.2 million) in 2010 from a loss of ($11.4 million) in 2009.  The significant improvement in Adjusted Operating Profit (Loss) was driven primarily by a $3.0 million increase in revenue, a $4.9 million decrease in marketing spend, a $1.2 million credit in respect of CRTC fees payable taken during the period offset by a $1.8 million credit taken due to a modification of a service provider contract in the same period in the prior year as well as higher cost of revenue and general & administrative costs in the current period. The adoption of CICA Handbook section 3064 also resulted in an improvement in Adjusted Operating Profit (Loss) of approximately $0.3 million compared to the same period in the prior year as some costs have been reclassified from operating expenses to amortization, which is not included in the calculation of Adjusted Operating Profit.

As we continue to grow our revenue and manage programming, general & administrative and marketing expenses, we expect Adjusted Operating Profit (Loss) to continue to improve on an annual basis.

Pre-Marketing Adjusted Operating Profit (Loss)

($ millions)

Pre-Marketing Adjusted Operating Profit (Loss) - We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.  To calculate Pre-Marketing Adjusting Operating Profit (Loss), marketing spend is added back to Adjusted Operating Profit. A more detailed definition and calculation of Pre-Marketing Adjusted Operating Profit (Loss) is provided in the Operating Definitions section.

•
Third quarter: Pre-Marketing Adjusted Operating Profit decreased $1.2 million to $1.2 million from $2.4 million for the third quarters of 2010 and 2009, respectively.  Pre-Marketing Adjusted Operating Profit decreased compared to the same period in the prior year due to $1.1 lower marketing spend in 2010 compared to 2009 This quarter is the eighth consecutive quarter in which we have generated Pre-Marketing Adjusted Operating Profit. As we continue to grow our revenue and manage programming and general & administrative costs, we expect Pre-Marketing Adjusted Operating Profit (Loss) to continue to improve on an annual basis.

•
Year-to-date:  Pre-Marketing Adjusted Operating Profit decreased by $0.7 million to $5.5 million in 2010 from $6.2 million in 2009. Pre-Marketing Adjusted Operating Profit decreased compared to the same period prior year due to significantly lower marketing spend in 2010 compared to 2009. The adoption of section 3064 of the CICA Handbook also resulted in an improvement in Adjusted Operating Profit (Loss) of approximately $0.3 million compared to the same period in the prior year as some costs have been reclassified from operating expenses to amortization, which is not included in the calculation of Adjusted Operating Profit.

Net Non-Operating Expenses

Interest Expense - Interest expense includes costs associated with the Company’s US$69.8 million senior notes (senior notes), $20 million unsecured subordinated convertible notes (convertible notes), and other interest bearing obligations including the XM credit facility and subordinated notes.    The Company will continue to evaluate opportunities to repurchase debt in order to further reduce interest expense and improve its long-term liquidity position.

•
Third quarter: Interest expense increased by $1.1 million to $6.2 million from $5.1 million for the third quarters of 2010 and 2009, respectively. The increase in interest expense is a result a loss related to an increase in the carrying value of the senior notes as result of a of a revision in the estimated timing of expected cash outflows related to the senior notes using the effective interest rate method offset by a reduction in interest costs due to lower debt levels as a result of the Company repurchasing approximately US$30 million of its senior notes during the past year.. The stronger Canadian dollar vis-à-vis the US dollar during the period compared to the same period in the prior year also resulted in lower interest expense as a significant component of the Company’s interest costs are paid in US dollars.  This decrease was offset by an increase in interest expense due to the higher balance drawn on the XM credit facility compared to the same period in the prior year and additional interest expense as a result of promissory notes I and II issued during the past year.

•
Year-to-date: On a year-to-date basis, interest expense decreased $0.6 million to $14.8 million in 2010 from $15.4 million in 2009. The decrease in interest expense is a result of lower debt levels as a result of the Company’s repurchase of approximately US$30 million of its senior notes during the past year offset by an adjustment of $1.3 million for expected earlier payments.  The stronger Canadian dollar vis-à-vis the US dollar during the period compared to the same period in the prior year also resulted in lower interest expense as a significant component of the Company’s interest costs are paid in US dollars. This decrease was offset by an increase in interest expense due to the higher balance drawn on the XM credit facility compared to the same period prior year and additional interest expense as a result of promissory notes I and II issued during the past calendar year.

Interest Income: Interest income includes income from our cash balances and restricted investments.

•	Third quarter: Interest income was nil in the third quarters of 2010 and 2009.

•
Year-to-date:  On a year-to-date basis, interest income was nil in the 2010 compared to $0.4 million in 2009, a decline of $0.4 million. The decrease in interest income is due to the reduction in the Company’s cash and cash equivalents and restricted investments during the period.

Foreign Exchange Gains (Losses): Includes losses or gains associated with the Company’s senior notes and some cash balances, which are denominated in US dollars.

•
Third quarter: The Company recognized a foreign exchange gain of $1.0 million in the third quarter of 2010 compared to a gain of $16.4 million in the third quarter of 2009 due to a more significant shift in exchange rates in 2009 compared to the same period in 2010.

•
Year-to-date: The Company recognized a foreign exchange gain of $4.4 million in the first nine months of 2010 versus a loss of $4.5 million in the first nine months of 2009 due to the weakening of the Canadian dollar compared to the US dollar in 2009 and a strengthening of the Canadian dollar to the US dollar in 2010.

Gain on Debt Repurchase: During the first fiscal quarter of 2010, the Company repurchased US$9.0 million of senior notes. In exchange for these notes, the Company paid US$1.1 million in cash and issued promissory notes with a face value of US$2.1 million. This transaction resulted in a non-cash gain of $7.1 million during the first fiscal quarter of 2010.

Liquidity and Capital Resources

Change in Cash and Cash Equivalents and Restricted Investments

($ in millions)

As at May 31, 2010, the Company had total cash and cash equivalents of $5.5 million and investments secured for a letter of credit of $4.0 million totaling $9.5 million. Cash and cash equivalents increased by $1.3 million in the third quarter of 2010 compared to the second quarter of 2010. This increase is due primarily to an increase in accounts payable and accrued liabilities during the period.

At May 31, 2010 the Company had financial assets of $11.7 million comprised of cash, cash equivalents, restricted investments and accounts receivables. Of the $11.7 million, $4.0 million relates to a restricted investment which supports a letter of credit provided to the Company’s credit card processor and is not available to the Company while it continues to use the credit card processor. As at May 31, 2010, the Company’s current financial liabilities to be settled in unrestricted cash or financial assets are $25.2 million (August 2009 - $23.3 million) and the current unrestricted financial assets are $7.7 million (August 2009 - $15.7 million).  Accounts receivable of $2.2 million is composed primarily of receivables from customers or subscriber receivables and receivables from our partners or nonsubscriber receivables. During the normal course of business the Company continually reviews its subscriber receivables.  Throughout the year, accounts payable and accrued liabilities may fluctuate as the Company effectively manages its working capital. Accounts payable and accrued liabilities decreased by $0.9 million from $23.1 million as at August 31, 2009 to $22.2 million as at May 31, 2010. The decrease is due primarily to an accrual reversal for fees payable to the Canadian Radio-television and Telecommunications Commission (CRTC) and payment of royalty fees and licensing costs under the Company’s NHL agreement.

During the quarter ended May 31, 2010 the Company generated cash from operating activities of $1.9 million compared to using cash of $1.4 million for the three months ended May 31, 2009.  The Company expects cash flow from operating activities excluding the use of the XM Credit Facility to continue to be negative in the short term as the Company incurs expenses to maintain and grow its subscriber base.  However, the Company expects to achieve positive cash flow from operating activities on a consistent basis within the next 12-15 months although there are uncertainties regarding these projections. We also have required contractual payments relating to payments for intangible assets that are included in investing activities. It should be noted that the prevailing economic conditions may also affect the Company’s ability to continue to generate significant revenue growth or maintain current levels of revenue.  While the automobile industry experienced lower sales in 2009 compared to 2008, automotive industry analysts expect automobile sales in 2010 to be slightly better than sales in 2009. In addition, some of the Company’s customers may choose not to renew their subscriptions although the Company has not experienced an increase in customer attrition rates during the last two fiscal quarters. While some of the Company’s costs are variable based on the revenue generated, a significant portion of costs are fixed and some cannot be reduced quickly.   Some of these factors are beyond the Company’s control and may impact its future cash flow from operating activities.  The credit markets also continue to be constrained, raising concern about available funding for a number of companies, including Canadian Satellite Radio.  These factors may have an impact on the Company’s liquidity and the Company may need to seek additional equity or debt financing. There is no assurance that the Company would be successful in raising additional financing sufficient to provide the liquidity needed.

The Company monitors its liquidity risk by forecasting its future cash flow needs on a monthly basis. The Company has been managing this risk by taking a number of actions as outlined below.

The Company’s projections of future cash flows are prepared using assumptions that reflect management’s planned courses of action and its best estimate of future economic conditions. The key assumptions used in management’s models include the number of estimated new subscribers which reflects forecast growth in automobile sales and the extent of penetration in that market; the number of customers expected to cancel existing subscriptions; the volume of multi-year advance subscriptions estimated to be entered into; estimated price increases; and reduction of discretionary costs. Since these projections are based on assumptions about future events, actual cash flow will vary from the Company’s projections and such variations may be material.

The Company generated cash from operating activities of $1.9 million for the quarter ended May 31, 2010 (2009 - used cash of $1.4 million) through continued use of the XM Credit Facility. The Company used cash of $0.5 million for investing activities for the quarter ended May 31, 2010 (2009 generated $2.4 million). The Company’s projections for the next 12 months forecast a continuing use of cash and reflect the following arrangements and key assumptions as at May 31, 2010:

•
Utilizing the XM credit facility.  The Company has access to a $45.0 million credit facility from XM that can be used only to finance the purchase of terrestrial repeater equipment from XM, to pay license fees to XM and to pay interest due on the drawn facility.   At May 31, 2010, the Company had utilized $23.9 million including accrued interest of the facility and $21.1 million was available for future use.  The Company has used the facility during the three months ended May 31, 2010 to pay all of the license fees due to XM and to pay the interest due on the facility.  This amounted to $2.7 million (2009 - $2.1 million).  The Company expects to pay all future license fees and interest due to XM from this facility for the next 12 - 18 months. The Company is required to meet an annual financial covenant as at August 31 to draw on the facility for the subsequent annual period. The Company was in compliance with this financial covenant at August 31, 2009.

•
Settlement of interest payments through the issuance of shares. Holders of the convertible notes are permitted to elect settlement of their interest payments in shares of the Company.  One of the significant holders has previously elected to settle their interest payment in shares of the Company. The amount of interest settled in common shares during the nine months ended May 31, 2010 and May 31, 2009 are $0.3 million and $0.4 million, respectively. The Company anticipates that the holder will continue to exercise this election; however, there is no assurance that this will occur.

•
Deferral of payment of operating expenses.  The Company has previously entered into deferred payment terms for payments related to the NHL programming and the services provided by Accenture.  The deferrals resulted in the recognition of additional financial liabilities at May 31, 2010 of approximately $4.7 million. On June 17, 2010, the Company signed an agreement with the National Hockey League (NHL) to defer a portion of the quarterly instalments of the annual license fees due to the NHL for the 2009/2010 season. The total amount of the deferral is US$1.5 million and the payments may be deferred for 12 months. In consideration of the deferral, the Company will pay interest of 12% annually and will compensate the NHL for any loss on value of the shares issued to the NHL the amended agreement signed during the year ended August 31, 2008. The Executive Chairman of the Company will provide a guarantee to the NHL for the amount deferred in the agreement. The Company will pay a monthly guarantee fee of 0.25% of the deferred amount

•
Reduction of operating costs.  The Company continues to seek opportunities to reduce its operating costs.  A significant portion of costs are fixed; however, the Company incurs marketing costs where a portion is discretionary.  While the Company continues with active marketing of its services, the Company’s plans include a reduction in these costs.  While the Company does not expect these reductions in costs to affect subscriber levels, this expected outcome is not reasonably assured.

•
Revenue and deferred revenue.  The Company has experienced a net increase in the number of paying subscribers during the current quarter and has projected a net increase in subscribers for the projection period.  During the quarter the Company has actively marketed longer term arrangements with its subscribers and this, along with the increase in paying subscribers, has resulted  in deferred revenue increasing by $0.3 million for the quarter-ended May 31, 2010 (2009 - $0.0 million) and an increase of $3.7 million (2009 - $2.8 million) for the nine months ended May 31, 2010. The Company expects to continue to actively promote and obtain prepaid subscription arrangements with its customers which provide the customers with a discounted fee.  While these arrangements increase the cash inflow from customers when they are entered into, the Company will not realize future cash flows from such customers until a renewal period that may be one to three years in the future.   These arrangements are cancellable by the customer which may require the Company to refund a portion of the prepaid fees.   In addition, management’s projection included a nominal increase in the monthly fee charged to customers.

The Company has had opportunities to reduce its long-term debt and related interest payments by repurchasing a portion of its senior notes in exchange for cash and new notes.  During the first half of fiscal 2010, the Company paid US$1.1 million in cash and issued US$2.1 million in unsecured subordinated promissory notes to repurchase US$9.0 million in senior notes. Any additional debt repurchase would result in cash flows of principal and interest of the senior notes to be paid significantly earlier than the contractual maturity date.

The Company continues to believe that its current liquidity and cash resources will be sufficient to cover its funding needs until it reaches consistent positive free cash flow. This is defined as the point at which revenues and working capital sources will fund operating expenses, working capital requirements, interest and principal payments and capital expenditures. The Company makes the above assessment despite credit and liquidity issues that are currently impacting the global economy, based on the following:

•	The Company’s capital expenditure requirements in the next few years are not significant, however, we are required to make payments for intangible assets which are included in investing activities.

•	The Company’s current debt maturities are 2012 and beyond, which obviates the need to roll over existing debt in the near term.

•	The Company will continue to draw down on the XM Credit Facility.

•	The Company’s current business plans do not anticipate any additional capital fundraising requirements in the near term, although we may explore options as they become available.

The Company’s current business plan includes consideration for the current economic environment and our ability to continue to generate significant revenue growth. More specifically the Company’s plan is designed to increase subscribers and revenues while reducing CPGA and fixed expenditures. While the Company believes its assumptions are reasonable, they do contain elements of uncertainty that may prompt us to change our positive stance should there be a protracted economic downturn. The Company continuously reviews and updates its business plan and financial projections, including performing sensitivity analysis, to mimic potentially unfavourable economic outcomes. The review process may result in changes to its business plan and financial projections which may materially change cash requirements or delay achievement of sustained positive free cash flow. The Company’s financial projections are based on estimates regarding expected future costs and expected revenue that includes:

•	Growth in revenue as the number of Self-Paying Subscribers increases;

•	A reduction in CPGA;

•	Improvement of the Company’s efficiencies and a reduction and/or deferral of costs from suppliers;

•	Contractual obligations;

•	Utilization of the XM Credit Facility; and

•	Sale of multi-year plans.

At this time, the Company is unable to predict how current financial market conditions may affect its financial results and cash flows from operations. The Company has contractual commitments requiring cash payments of $28.0 million in the next 12 months as at May 31, 2010 with total unrestricted cash and cash equivalents of $5.5 million to service required payments including trade accounts payable.  The prevailing financial market conditions may affect the Company’s ability to continue to maintain current revenue levels or generate significant revenue growth in its OEM business if Canadian demand for automobiles equipped with the XM receiver decreases or if customer attrition rates increase due to economic constraints on the Company’s customers.  While the Company believes that its current liquidity position is adequate to sustain it through the economic climate, management is unable to predict the length and severity of the current economic downturn and how it may ultimately affect the Company’s ability to settle its obligations, fund its operations or raise additional capital resources should the need arise.

In addition to the risks related to the current economic conditions described herein, the following are the key risks that the Company monitors, which may materially impact operating results and/or liquidity:

Continuing interest payments:  The Company continues to have significant financial liabilities which require periodic cash interest payments of approximately $10.2 million per year. A one cent change in the Canadian dollar to US dollar exchange rate changes the annual cash interest expense by approximately $0.1 million.

Dependency on XM:  The Company’s operations depend on XM’s programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficiency. As a result of this dependency, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, the Company’s business may suffer as well.

Music Royalty Fee:  On April 11, 2009, the Copyright Board of Canada issued the certified statement of royalties to be collected by the Society of Composers, Authors and Music Publishers of Canada (SOCAN), the Neighboring Rights Collective of Canada (NRCC) and by CMRRA/SODRAC Inc (CSI), (together Re: Sound, formerly, the  “Collectives”) in respect of multi-channel subscription satellite radio services. As a result, effective May 1, 2010, a Music Royalty Fee of $0.97 per month has been introduced on new plans and upon renewal of current subscription plans. All radio subscription plans (including family plans) which include music channels will be charged the same fee. The Music Royalty Fee is used to offset the fee that the Company now pays to the Collectives. In order to align with industry practices, the Music Royalty Fee will be included in the Company’s ARPU calculation and will positively impact this metric going forward. The Music Royalty Fee is recognized as revenue under GAAP and will result in incremental revenue share and royalty payments based on existing royalty and contractual agreements. The implementation of the Music Royalty Fee offsets future cash outflows and will serve to strengthen the Company’s liquidity position going forward.

Operating Activities: Operating activities primarily consist of net loss adjusted for certain non-cash items including amortization, stock-based compensation, unrealized foreign exchange gains and losses and the effect of changes in non-cash working capital.

•
During the quarter, cash generated in operating activities was $1.9 million, consisting of a net loss of $15.1 million adjusted for net non-cash expenses and gains of $11.2 million and a $5.8 million change in working capital. As we continue to grow our subscriber base, we expect operating losses on a full-year basis to decrease. However, the achievement of operating profit could be further delayed should the Company experience a significant decline or stagnation of growth in net subscriber additions.

•
During the first nine months of 2010, cash used in operating activities was ($2.5 million), consisting of a net loss of $30.9 million adjusted for net non-cash expenses and gains of $16.0 million and a $12.4 million change in working capital.

Investing Activities: Investing activities consists primarily of capital expenditures, purchases of intangible assets relating to computer software and XM activation fees and activity in the Company’s restricted investment accounts.

•	During the quarter, cash used in investing activities was $0.5 million for the payment of intangible assets.

•	During the first nine months of 2010, cash used in investing activities was $0.2 million for the purchase of property and equipment and $1.9 million for the purchase of intangible assets.

Financing Activities: Financing activities primarily consist of refinancing activity.

•
Senior Notes:  During the first nine months of fiscal 2010, the Company completed a purchase of US$9.0 million of its senior notes. In exchange for these senior notes, the Company paid US$1.1 million in cash and issued unsecured subordinated promissory notes with a face value of US$2.1 million and a fair value of US$1.1 million (see below).

•
Subordinated Promissory Notes II: During the nine months of fiscal 2010, the Company issued US$2.1 million in unsecured subordinated promissory notes (promissory notes II) as part of the Company’s purchase of US$9.0 million of senior notes. The promissory notes have a maturity date of September 14, 2014 and bear interest at a rate of 18.0% compounded annually and is payable on the maturity date.  The promissory notes are not redeemable until September 14, 2010, at which time the Company may redeem the promissory notes II at its option. The effective interest rate on the promissory notes is 29.0%.

Contractual Commitments
The Company has entered into a number of leases and other contractual commitments.  The following table summarizes its outstanding contractual commitments as of May 31, 2010 (in $000’s):

		Less than	1-3	4-5	More than
	Total(1)	1 Year	Years	Years	5 Years

NHL Agreement ($US)	$49,514	$7,500	$18,979	$21,079	$1,957
Principal on US$ 12.75% Senior Notes	72,786	-	-	72,786	-
Interest on US$ 12.75% Senior Notes	37,137	9,284	18,568	9,285	-
Principal on US$ Promissory Notes	2,971	-	-	-	2,971
Interest on US$ Promissory Notes	1,671	45	557	713	357
Principal on US$ Promissory Notes II	2,207	-	-	2,207
Interest on US$ Promissory Notes II	2,810	-	-	2,810
Principal on 8.0% Convertible Notes	20,000	-	-	20,000
Interest on 8.0% Convertible Notes	7,533	1,600	3,200	2,733
Operating Leases	1,706	932	582	173	19
Marketing & Advertising(2)	16,624	2,280	4,252	3,873	6,219
IT	15,625	3,564	7,186	4,875	-
Other	3,386	2,823	500	63	-
	$233,970	$28,028	$53,824	$140,597	$11,521

Notes:

(1) The specific amounts payable under the following arrangements have not been included in the table above because the amounts are contingent on the Company’s revenue and/or subscriber projections, which themselves are subject to various economic assumptions: i) In connection with our broadcasting license, amended February 10, 2006, we are required to contribute to, or make payments based on a minimum of 5% of revenues over the six year license term towards, Canadian talent development.. ii) In addition, pursuant to a decision rendered by the Copyright Board of Canada, the Company is required to make certain music programming royalty payments. The Copyright Board’s decision clarifies the Company’s liability for outstanding royalties for satellite radio services and improves the Company’s ability to forecast these costs going forward.

 (2) In January 2009, the Company and Corus Entertainment Inc. (Corus) completed an agreement for the Company to purchase advertising over a five year term. The Company had an existing agreement with Corus that ended in December 2008. Under the new agreement, the Company will purchase $8.2 million of advertising over a five year term for cash payments and shares issued by the Company.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Arrangements, Relationships and Transactions with Related Parties

For the third fiscal quarter ended May 31, 2010, the Company had the following transactions with related parties, which were in the normal course of operations.

The Company entered into a license agreement and a technical services agreement with XM Satellite Radio Holdings Inc. (XM) in fiscal 2006. During the three and nine months ended May 2010, the Company incurred approximately $2.6 million and $7.5 million respectively (2009 - $2.3 million and $6.5 million) in expenses related to the License Agreement. The Company incurred expenses of approximately $0.1 million and $0.4 million (2009 - $0.1 million and $0.4 million) for the three and nine months ended May 31, 2010 related to technical services.

During the three and six months ended May 31, 2010, the Company also incurred approximately $0.1 million and $0.2 million (2009 - $0.1 million and $0.5 million) related to the reimbursement of call centre and other charges paid on CSR’s behalf by XM.

The following amount included in accounts payable, is due to XM in respect of fees under the License Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, and the reimbursement of call centre and other charges paid on CSR’s behalf.

	May 31, 2010	August 31, 2009

Accounts payable to XM	$2.0 million	$3.6 million

During the three and nine months ended May 31, 2010, the Company incurred $0 million and $0 million respectively (2009 - $0.1 million and $0.2 million) of expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from a company controlled by the Executive Chairman of the Company. On August 1, 2009, this property was sold to a third party. Prior to the consummation of the sale, the Company reached an agreement with a Company controlled by the Executive Chairman that committed the Company to vacate a portion of the premises it occupied and remove its signage from the exterior of the building. As a result, the Company incurred a loss on the abandonment of leasehold improvements of $1.5 million. In addition, the term of the lease was reduced to five additional years from approximately eleven years and the annual lease payments required over the remaining term of the lease were reduced.

During the three and nine months ended May 31, 2010, the Company incurred costs related to business events from Knightsbridge Investments Inc., totaling approximately $0 and $0 (2009 - $0.0 million and $0.1 million). The principal of Knightsbridge Investments Inc. is related to the Executive Chairman of the Company.

During the three and six months ended May 31, 2010, the Company received field marketing services from Vision Group of Companies (Vision) valued at approximately $0 and $0.1 million (2009 - $0.0 million and $0.2 million). The principal of Vision is related to the Executive Chairman of the Company. As at May 31, 2010, $nil (August 31, 2009 - $0) was included in accounts payable and accrued liabilities.

During the three months ended May 31, 2010, the Company signed an agreement with Long Playing LP (LPLP) for LPLP to grant a license for the use of a broadcast centre within the Wayne Gretzky’s Restaurant. During the three months ended May 31, 2010, this license to use the facilities was valued at a nominal amount of $0 million. The principal of LPLP is related to the Executive Chairman of the Company.

During the three and six months ended May 31, 2010, the Company incurred costs on behalf of Data Audio-Visual Enterprises Wireless Inc. in the amount of $0.0 million and $0.1 million respectively (2009 - $0.5 million and $1.0 million) for which the Company was reimbursed. The Company’s Executive Chairman is the Chairman and controlling shareholder of Data Audio-Visual Enterprises Wireless Inc.

The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  We believe that the accounting estimates used to assess the carrying value of intangibles and long-lived assets, as well as estimates related to stock-based compensation, revenue recognition, and asset retirement obligations are critical accounting estimates.

Intangibles and Long-Lived Assets

The Company reviews the carrying value of its amortizable intangible assets and capital assets whenever events and circumstances indicate that the carrying value of a long-lived asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Factors that could indicate that an impairment may exist include significant underperformance relative to historical or projected future operating results, significant negative industry or economic trends, or a change in the strategy for the Company’s overall business. In some circumstances, these events are clear, however, in other cases a series of insignificant events occur over a period of time and can indicate that an asset may be impaired. We routinely monitor the Company’s business, the markets it serves and the economic environment. During the current period there were no factors indicating that an impairment test was required.

If an event occurs indicating impairment to the Company’s intangible assets and property and equipment may have occurred, an estimate is made of the undiscounted future cash flows, excluding finance charges. For the purposes of the test the cash flows estimates are prepared at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities, which is referred to as the asset group. As the Company operates a single business with an integrated cost structure, it has one asset group.

In determining the estimate of cash flows there is inherent uncertainty in certain estimates and actual results may differ materially from the Company’s estimates. The key assumptions which impact the Company’s estimated future cash flows include subscriber growth rates, loss of existing subscribers, average monthly subscription revenue per user (ARPU), subscriber acquisition costs and operating and marketing expenses. The period for which cash flows are estimated of 10 years is based on the useful life of the primary assets in the group, which are the XM distribution agreement and the General Motors of Canada Limited (GMCL) automotive distribution agreement.

The results of the Company’s most recent test for the year-ended August 31, 2009 indicated the undiscounted cash flows exceeded the carrying value of the asset group by $168.6 million. For a 1% change in revenue growth the undiscounted cash flows would decrease or increase by approximately $3.4 million. There were no material changes in the assumptions for the third quarter of 2010.

In the future should events cause the Company’s estimate of future cash flows to decrease below the carrying value of the asset group, an impairment loss equal to the difference between the fair value and the carrying value of the asset group would be recognized and the carrying value of the assets would be decreased accordingly. Fair value is the amount at which an item can be bought or sold in a transaction between willing parties, and would be estimated by calculating the net present value of the expected future cash flows from these assets.

Stock-based Compensation

The estimated fair value of stock awards granted to employees as of the date of grant is recognized as compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees, the estimated fair value of stock awards granted to non-employees is recognized as expense over the period in which the related goods or services are rendered.   The determination of the fair value of stock awards includes the use of option pricing models and the use of the following estimates:  expected volatility, expected option life and expected interest rates.

Revenue Recognition

Revenue from subscribers consists of our monthly subscription fee, which is recognized as the service is provided, and a non-refundable activation fee that is recognized on a pro-rata basis over an estimated term of the subscriber relationship (currently 40 months), which is based upon management’s judgment and experience in the United States. We continually review this estimate. If the actual term of our subscriber relationships is significantly greater than our current estimate of 40 months, the period over which we recognize the non-refundable activation fee will be extended to reflect the actual term of our subscriber relationships.  Sales incentives, consisting of discounts and rebates to subscribers, offset earned revenue.

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to it by others.  As at August 31, 2009, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to provide that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Due to the inherent limitations in control systems and procedures, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls

During the three months ended May 31, 2010, there were no changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Recent Accounting Pronouncements and Changes

In February 2008, the CICA has the issued Handbook Section 3064 “Goodwill and Intangible Assets”, which replaces the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” This pronouncement introduces changes to the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets."  The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

The standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and was adopted by the Company effective September 1, 2009 on a retroactive basis with restatement of prior periods.  The adoption of Section 3064 resulted in a $1.2 million decrease to prepaid expenses and other assets, a decrease in long-term prepaid expenses of $1.4 million relating to XM activation fees that were previously recorded as deferred costs, an increase of $0.9 million in current liabilities and an increase of $5.7 million in long term obligations related to the recognition of the NHL brand and a corresponding $7.2 million increase in intangible assets at September 1, 2008. Cost of revenue decreased by $0.7 million and $1.0 million, amortization increased $0.7 million and $1.1 million and interest expense increased by $0.3 million and $0.3 million for the three and six month period ended February 28, 2009 respectively to reclassify amortization of these intangible assets. Net loss for the three and six month period ended February 28, 2009 increased by $0.3 million and $0.3 million and basic and fully diluted loss per share increased by $0.00 and $0.01. As at August 31, 2009 and for the year then ended, prepaid expenses decreased $0.8 million, cost of revenue increased by $0.2 million, amortization increased by $0.7 million, interest expense increased by $0.6 million and net loss increased by $1.5 million, loss per share increased by $0.02 and retained earnings decreased by $1.5 million as a result of revenue share payments being expensed that were previously deferred and the amortization of the NHL brand.

On January 20, 2009, the CICA Emerging Issues Committee of the Canadian Accounting Standards Board (“AcSB”) issued EIC Abstract 173, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. The new standard is effective for the Company beginning January 1, 2009 and is required to be applied retrospectively, without restatement of prior years to all financial assets and financial liabilities measured at fair value. The adoption of this standard did not have a significant impact on the Company’s results of operations, financial position or disclosures.

Future Accounting Pronouncements

In December of 2009, the CICA Emerging Issues Committee issued Abstract 175, “Multiple Deliverable Revenue Arrangements”. The Abstract requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. The new requirements are effective for fiscal years beginning on or after January 1, 2011 with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

In April 2009, the CICA amended Section 3855, “Financial Instruments - Recognition and Measurement” (“Section 3855”), adding and amending paragraphs regarding the application of the effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

In October of 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on September 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company does not expect CICA 1582 to have a material impact on its financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”), for interim and annual reporting purposes, beginning on or after January 1, 2011. The Company will be required to begin reporting under IFRS for the first quarter of fiscal 2012 and will be required to prepare an opening balance sheet and provide information that conforms to IFRS for comparative periods presented.

The Company began planning the transition from Canadian GAAP to IFRS during the year ending August 31, 2009 with an initial assessment of differences between current Canadian GAAP and IFRS. The initial assessment also included training of the senior finance team and discussions with the Company’s external auditors and advisors.

The Company will next begin the detailed assessment and design phase with a project team including senior executives, representatives from various areas within the organization and external advisors as necessary. This phase will include a comprehensive analysis of the impact of IFRS differences identified in the initial assessment phase. On completion of this phase, the implementation phase will begin.

The Company will continue to assess the financial reporting impacts of converting to IFRS but at this time, the impact on future financial position and results of operations is not reasonably determinable.

Certain Risk Factors

The risk factors below are selected and have been updated from the risks itemized in our Form 20-F for the fiscal year ended August 31, 2009. Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.

Foreign currency risk

The Company is exposed to fluctuations of the Canadian dollar in relation to the US dollar due to its current debt and short term investments, which are denominated in US dollars. Management has not engaged in mitigating this risk through formal hedging strategies.

The Company’s cumulative expenditures and losses have been significant

The Company has expended and will continue to expend significant funds for marketing, developing its subscriber management systems, maintaining and enhancing its terrestrial repeater network, programming and distribution contracts, royalty fees and the maintenance of its broadcast and office facilities. In addition, cumulative losses and cumulative negative cash flow may continue, and possibly increase, as the Company incurs expenses to grow its subscriber base. If the Company is ultimately unable to generate sufficient revenues to become profitable and have positive cash flow, investors in the Company could lose their investment.

Current economic conditions may adversely affect the Company’s financial results and financial position

Although the Company’s business plans contain assumptions predicated on an economy that may weaken in the near term, it is unable to predict with certainty how current financial market conditions may affect our financial results from operations. The prevailing financial market conditions may affect the Company’s ability to continue to generate exceptional revenue growth in its OEM business should Canadian demand for automobiles equipped with the XM receiver decline in a significant manner.

While the Company believes that its current financial position is adequate to sustain it through the current economic climate, it is unable to predict the length and severity of the current economic downturn and how it may ultimately affect its ability to raise additional capital resources should the need arises.

The Company relies on its exclusive relationship with XM for the provision of satellite radio service

The Company has an exclusive agreement with XM to provide XM’s satellite digital audio radio services, or SDARS, in Canada. Its success as a business depends on XM’s cooperation and its programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficacy, competitiveness, finances, regulatory status and overall success in the U.S. Because of the Company’s dependency on XM, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, its business may suffer as well. Furthermore, a breach of its agreement with XM or a failure by XM to perform its part of the agreement would have detrimental financial consequences to the Company’s business. The agreement with XM, which became effective November 17, 2005, is for an initial term of ten years and the Company has a right to extend this exclusive agreement for an additional five years. The Company may, at its option to be exercised at least one year prior to the termination of the initial term, extend the License Agreement for a further five years, provided that: (i) Canadian Satellite Radio Inc.’s broadcasting license from the CRTC has been renewed at the end of the current CRTC license term without any adverse modification, and (ii) the Company is not at such time in breach of any provision of the License Agreement and have not failed to cure any breach of a provision of the License Agreement in accordance with its term.

Demand for our service may be insufficient for us to become profitable

We cannot estimate with any certainty whether consumer demand for our service will be sufficient for us to continue to increase the number of subscribers at projected rates or the degree to which we will meet that demand. Among other things, continuing and increased consumer acceptance of our satellite radio service in Canada will depend upon:

•	the willingness of consumers, on a mass-market basis, to pay subscription fees to obtain satellite radio service;

•	the marketing and pricing strategies that the Company employs and that are employed by its competitors; and

•	consumer adoption of competing technologies.

If demand for the Company’s service does not continue to increase as expected, it may not be able to generate enough revenues to generate positive cash flow or become profitable.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Voting Shares and an unlimited number of Class C non-voting shares.  As at July 14, 2010, there were 24,180,379 fully paid and non-assessable Class A Subordinate Voting Shares and 81,428,133 fully paid and non-assessable Class B Voting Shares outstanding.  There are currently no Class C non-voting shares outstanding.  A total of 3,137,500 stock options are outstanding under the Company’s stock option plan.  Additional information concerning the Company, including our Form 20-F for the fiscal year ended August 31, 2009, is available on SEDAR at www.sedar.com.